UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

WORLDTRADESHOW.COM, INC.

(Name of small business issuer in its charter)

                                                            NEVADA                                    88-0355407

                                             (State or other jurisdiction of        (I.R.S. Employer Identification No.)

                                              incorporation or organization)

9449 BALBOA AVENUE, SUITE 114, SAN DIEGO, CALIFORNIA 92123

(Address of principal executive offices) (Zip Code)

Issuer's telephone number:

(858) 292-9637

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.0001 par value per share

#

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Much of the discussion in this Item is “forward-looking” as that term is used in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.  Actual operations and results may materially differ from present plans and operations due to changes in economic conditions, new business opportunities, changed business conditions, and other developments.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include, but are not limited to general economic, financial and business conditions, changes in and compliance with governmental laws and regulations, our ability to obtain additional financing from outside investors and / or bank and mezzanine lenders; and our ability to generate sufficient revenues to cover operating losses and position us to achieve positive cash flow.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof.  We believe the information contained in this Form 10-SB to be accurate as of the date hereof.  Changes may occur after that date.  We will not update that information except as required by law in the normal course of its public disclosure practices.

Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

Unless the context otherwise requires, the terms "we", "our" andor "us" orand  “WTS” refers to WorldTradeShow.com, Inc.

WorldTradeShow.com, Inc. (the “CompanyCompany”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com.  In March 1999, the CompanyCompany changed its name to WorldTradeShow.com, Inc.  During the same month, the CompanyCompany acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the CompanyCompany’s website.  The CompanyCompany has not yet commenced operations and therefore, is considered to be in thea development stage enterprise..

Business development: The CompanyCompany began with a business plan and business model that has been put into a CD Rom presentation in mid 2000.  The companyCompany in 1999 had acquired a database of over 11,000 tradeshow managers, complete with contact information for the majority of all tradeshows in North America.  This database was purchased from a Chaiisai Tora, Inc., a non affiliate of the CompanyCompany. The database will be used when WTS completes its Virtual Trade Show.

In mid 2000 the companyCompany acquired DudeSmart.com for 1.2m. common shares.  DudeSmart.com is an entertainment portal. The CompanyCompany has a business plan in an interactive CD Rom presentation format. DudeSmart.com will be the entertainment division providing discounts on restaurants, travel/tours discounts, golf tours using the WTS Discount Card.  We know that there is no companyCompany in Vietnam with any kind of discount card or entertainment book at this time. We plan to work with Hotels.com.vn, tour companies and, restaurants, to sell the WTS Discount Card in Vietnam.  We plan to market Tthe WTS Discount Card will be marketed through our partners, affiliates, alliances, and online through Hotels.com.vn, WorldTradeShow.com, and DotVN Dot.vn in late fall of 2005.

WorldTradeShow.com was attempting to penetrate into Vietnam as an online vehicle for Vietnamese Companies to promote themselves. We have an opportunity to market, www.hotels.com.vn , which is the largest travel and tourism online website in the Country of Vietnam, www.hotels.com.vn as well as being recognized as the official travel/tourism website of Vietnam.

In February of 2003 the companyCompany signeds a deal with Hi-Tek for the Reservation Engine.  This particular software is the key to many of the functions for our online e-commerce.  The company Company collects revenue online with back-end accounting functions.  The company Company signed a Hi-Tek service agreement with Hi-Tek to have WTS move forward without any out lay of funds.  Hi-Tek would pay upfront for everything until the companyCompany could get its necessary private placement funding.  The CompanyCompany will be seeking a private placement upon trading on the NASD OTC BB.  From Since 2003 and forward, Hi-Tek has introduced WTS to the Vietnamese Government, and Mexican Hotel associations and other top travel agencies.  WTS has signed contracts and memorandum of understandings with Business.com.vn a Vietnamese companyCompany, Dot.VNDot.vn, Hotels.com.VNvn, MyBajaGuide.com, Maxsima Discount Card, VTIC –Vietnam Technology Information Center, and the Hanoi Business Association.  WTS has a network to work from in both Vietnam and Mexico.

WorldTradeShow.com was attempting to penetrate into Vietnam as an online vehicle for Vietnamese Companies to promote themselves. We have an opportunity to market the largest travel and tourism online website in the Country of Vietnam, www.hotels.com.vn as well as being recognized as the official travel/tourism website of Vietnam by VNAT

Currently, we are marketing Hotels.com.vn and soonlater in 2005, Mybajaguide.com a Mexican version.  MyBajaGuide.com is a Mexican Hotel web portal with up to 700 hotels, golf reservationscourses, resorts conventions, and tours throughout the Baja. , The the launching is expected in late summer of 2005, giving WTS

This will give WTS the ability to generate revenue through sales, reservations and discount cards.

The companyCompany is currently designing templates, functionalities,  colors, fonts and other add ins in a Flash Presentation of a Virtual Booth.  The Ccompany has previous designs, one can be viewed on its WTS CD Rom presentation.

WTS has moved forward in its business plan through 2003-2005 very quickly through software agreements, Hi-Tek service agreements, contacts, marketing agreements, and databases.  The companyCompany will need approximately $1,.500,000M. to complete Phase I of the business plan which will include, hiring sales and marketing staff, create an Online Convention Center and Virtual Booths, e-commerce, multiple language softwares, and completing the entertainment division.

Using the latest broadband technologies, the CompanyCompany intends to deliver a real-time Virtual Tradeshow experience via the Internet. Its web portal contains a comprehensive database of updated tradeshows, conventions and expositions worldwide.

WorldTradeShow.com’s “Travel Booking Engine” will allow it to start receiving revenue through the reservations of Hotel hotel rooms, Airline airline flights, Tee tee Timestimes, and Limousines limousines directed toward the Trade trade Show show business.

Thus far, WorldTradeShow has prepared its business plan; designed and launched the FLASH Animation web page (WWW.WORLDTRADESHOW.COM); and designed and launched the front-end web site (Alpha stage).

Management has focused its available resources on the development of the web site and the reservation engine that supports the WorldTradeShow business plan. Phase I of the development has been successfully started. Secondly, with the agreement in place with Business.com.vn and Hotels.com.VNvn, WTS has implemented a soft launch of the website to begin the marketing of Hotels, Tourism in the Country of Vietnam.  Subsequent to the date of this reportAs of the third and fourth quarter of the year ended, the website became live and has started to collect minimal revenues.

Management has financed the growth of WorldTradeShow.com to date through loans from management, shareholders and the debt from its major vendor and majority shareholder, Hi-Tek Multimedia, Inc. ("Hi-Tek"). WorldTradeShow.com retained Hi-Tek to design, program, produ ce and implement the following:

•

Corporate and promotional web sites.

•

Initial module of the WorldTradeShow.com reservation engine.

•

Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).

•

Consult with the management of the companyCompany on an as needed basis.

Management proposes to launch our WorldTradeShow.com web portal in strategic phases. Phase I will beginhas begun with Hotel hotel reservation sales in Vietnam.  Phase I will also include and Mexican hotel marketing through mybajaguide.com in later 2005o, Phase II in Asia, and Phase III in Latin America and Europe.

MARKETING

WorldTradeShow.com proposes to use established traditional venues, as well as Internet channels to establish WorldTradeShow.com as an international online tradeshow "brand."

ADVERTISING . WorldTradeShow.com proposes to institute an aggressive print, billboard, television, radio, and event sponsorship campaign to attract both target markets and penetrate new markets in order to lead customers to its web site. Print media is proposed to include a variety of publications. Radio and televisions markets are anticipated to include both domestic and international markets. WorldTradeShow.com also proposes to exchange advertising space on the WorldTradeShow.com web site for space on other sites.

VIRAL MARKETING . WorldTradeShow.com proposes to brand its name worldwide using an innovative email technique. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. Like viruses, such strategies take advantage of rapid multiplication to explode the message to thousands and possibly millions. Viral marketing is the ability to get consumers to tell each other about your product, service or Web site so you can spend less money on advertising. It's also known as "pass-along," "friend-tell-a-friend," and "evangelism" marketing.  This marketing is for opt-in subscribers only.

WORLDWIDE BANNER PLACEMENT . WorldTradeShow.com proposes to place hyper-linked advertising banners in highly visible locations on the World Wide Web for its target audience.

SEARCH ENGINE OPTIMIZATION. WorldTradeShow.com proposes to design its homepage into a multi-lingual format with country-specific indexes to attract potential visitors from other countries who use major search engines. The WorldTradeShow.com homepage would contain keywords in various languages so that search engines will place the WorldTradeShow.com. site at the top of the search engine listings when a search associated with trade shows or conventions is requested in other languages.

STRATEGIC LINKING . WorldTradeShow.com proposes to pursue strategic web site partnering to develop long-term traffic to WorldTradeShow.com.  Through web rings, partners, alliances and affiliates, WTS will can offer strategic linking on multiple websites to target specific advertising.

INTERNET (CYBER) CAFES . Management believes that Internet (Cyber) cafes are emerging as one of the easiest and most convenient methods to use the Internet. These cafes have become a predominant alternative to home computers throughout North America and Europe. In Asia, these cafes are among the main outlets to the Internet. WorldTradeShow.com proposes to establish strategic alliances with these cafes to penetrate the Asian regions.

AFFILIATE PARTNER MARKETING PROGRAMS. WorldTradeShow.com proposes to use affiliate partner marketing programs to attract traffic to its website. A person or entity with a website signs up to be an affiliate of WorldTradeShow.com and then places a banner or text link on its site directing visitors to the WorldTradeShow.com site. As a visitor clicks-through, a cookie (a small text file containing the referring affiliate's identification number assigned by WorldTradeShow.com) will be placed on the visitor's browser. If the visitor purchases reservations from WorldTradeShow.com's website, the ordering system and affiliate's software work together to attach the referring affiliate's identification number held in the cookie to the sale and uses that information to credit the affiliate with the proper commission for the referral.

RESELLER PROGRAM. WorldTradeShow.com also proposes to use a reseller program for major established distribution networks to resell WorldTradeShow.com reservations through an existing large network of websites. The reseller program would be sold through WorldTradeShow.com's business development direct sales efforts to select distribution networks.

HOTELS.COM.VN. WorldTradeShow.com has a marketing agreement with Business.com.VN vn to market Vietnam’s Largest Hotel Web Portal.  There are expected up to 3,000 hotels to be listed plus over 200 tour companies to promote tourism in the Country of Vietnam.  This agreement has the backing of the Vietnam Tourism Association (VITA) (www.VietnamTourism.com ), directly under Vietnam National Administration of Tourism (VNAT) with members including Vietnamese enterprises, commercial organizations and individuals in the travel/tourism industry based at No. 7 Dao Duy Anh, Dong Da, Hanoi, Vietnam.

BUSINESS.COM.VN and WorldTradeShow.com has exclusive e-commerce global business platform to promote, market and sell products and services of qualified Vietnamese companies. The companyCompany is currently working with the Vietnamese government to produce a comprehensive directory of business to business (B2B) and business to consumer (B2C) companies throughout Vietnam.

WWW.DOT.VNDOT.VN. WorldTradeShow.com is working closely with Dot.VNDot.vn to market and distribute these domains on its business web portal. The revenue from the partnership agreement is anticipated to allow the CompanyCompany to start receiving proceeds during early 2005.

We are currently working with DotVN Dot.vn and Business.com.VN vn to cross-market through their respective databases.

COMPETITION

WorldTradeShow.com expects competition regarding reservations for Hotels online from Companies like Expedia and Travelocity to name a few.  The business plan of WorldTradeShow.com has online tradeshows, travel/tourism and meeting/conventions; all in one business plan, for which the CompanyCompany believes there is currently not any competition.

RESEARCH AND DEVELOPMENT

WorldTradeShow.com has not directly engaged in research and development activities. Hi-Tek has developed and deployed WorldTradeShow.com's promotional web site with FLASH animation technology. WorldTradeShow.com will retain the proprietary rights to the web site content and related technology.

PATENTS, LICENSES, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS

WordTradeShow.com ‘s Partners & Strategic Alliances (Exhibits to be attached to all)

Hi-Tek, Inc.:

Hi-Tek, , Inc. is the largest shareholder of WorldTradeShow.com, Inc.

Hi-Tek.com is a successful private international corporation, with locations in San Diego,

U.S.A., Tijuana,  Mexico, Hanoi, and Ho Chi Minh City, Vietnam. The world-class technology companyCompany is a leading visionary in providing Internet services and multimedia production since 1992. Through strong values and technological performance Hi-Tek.com has formed strong alliances and co-operation with major Vietnamese ISP’s (Internet Service Providers) such as Netsoft, VDC, and FPT to commercialize Vietnam’s Internet services.

Hi-Tek.com is introducing our latest Internet technologies for marketing and managing the  ..VNvn domain name registration, website design and hosting, email systems, e-commerce and e-marketing to Vietnam and the rest of the world for the first time. Our companyCompany looks forward to servicing your Internet needs at the best prices and timing. In addition, Hi-Tek.com provides excellent customer service and technical support to all of our clients everyday.

HTM is an internationally recognized multimedia and Internet internet services companycompany, staffed with highly experienced graphic designers, programmers, network engineers and web marketing specialists. We have produced effective, engaging and result- oriented communication products on CD-ROM and DVD, and have enhanced Internet internet web sites for Fortune 500 companies worldwide.

Business.com.vn:

Business.com.vn (www.Business.com.vn) is a leading Vietnamese Internet internet Technology technology and marketing companyCompany is developing an exclusive e-commerce Global Business platform to promote, market and sell products and services of qualified Vietnamese companies. The companyCompany is currently working with the Vietnamese Government to produce a comprehensive directory of business to business (B2B) and business to consumer (B2C) portal listing various companies throughout Vietnam.

Currently, Business.com.vn has over 3,000 companies in its database with the potential of expanding to over 30,000 Companies within Vietnam's 64 provinces. Vietnam, with a population of over 82 million people, is one the second of the fastest growing economies economy in the world as per Vietnam Ministry of Trade.  Vietnam signed the Bilateral Trade Agreement with the United States to expand business opportunities for both countries, then Decree No. 33/2002/QD-TTg dated February 08, 2002 by Vietnam's Prime Minister was approved to begin implementing Vietnam Internet development plan for 2001-2005. Both of these significant events marked the beginning of great economic opportunities for WorldTradeShow.com, Inc. to participate and capitalize in the countries' growth for online business tradeshows.  Along with this there are over 6 million users of the Internet already in Vietnam, this represents only 7.4% of the population with that number increasing significantly each year.

Along with this there are over one million users of the Internet already in Vietnam, with that number increasing significantly each year.

   "WorldTradeShow.com (WTS) plans to work closely with Business.com.vn as a strategic marketing partner in Asia to help Vietnamese companies showcase their products, services and investment opportunities directly online, instantly giving them World world Wide wide exposure to do business. WTS will be the business tradeshow solution provider, as the vehicle to introducing import/export, travel and tourism companies inside and outside of Vietnam."

Business.com.vn

www.HOTELS.com.VN  www.HOTELS.com.vn  is a comprehensive travel/tourism site now available, worldwide travelers use this official Vietnam Tourism Association website as the ultimate source in reviewing, selecting and making online purchases for airline tickets, renting cars, booking hotel rooms, and soon golf tee times, airline tickets, renting cars and other travel related transactions. WTS has many opportunities to generate recurring revenue from over 3,000 major hotels, 200 travel companies and others in tourism, restaurants and entertainment centers in Vietnam.

Hotels.com.vn is the only hotel web portal that is officially recognized by (VNAT).  Vietnam National Administration of Tourism (VNAT) is a government agency, which exercises the state management function over tourist operations and activities throughout the country. It has full control in terms of business development, planning, public relations, personnel training, conducting research, and inspecting the implementation of policies and other regulations in the tourism sector. According to VNAT's latest tourism statistics, the number of international visitors to Vietnam jumped over 2.9million in 2004 generating over $1.6 Billion USD in tourism revenue. Vietnam tourism is up 23.7% so far in 2005 as compared to 2004, this is the highest ever on record, indicating that Vietnam is becoming a very popular Asian destination to worldwide travelers.

Vietnam Tourism Association (VITA) ( www.VietnamTourism.com ), directly under Vietnam National Administration of Tourism (VNAT) with members including Vietnamese enterprises, commercial organizations and individuals in the travel/tourism industry based at No. 7 Dao Duy Anh, Dong Da, Hanoi, Vietnam.  Vietnam Trade Information Center (VTIC):

Vietnam Trade Information Center (VTIC), www.ASEMConnectVietnam.gov.vn, and www.VINANET.com.vnVN, is the Vietnamese government agency responsible for managing and promoting Vietnam’s Import/Export businesses and associations with a membership over 8,000 enterprises.

The term of the marketing license agreement is for two years and requires the CompanyCompany to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively.  The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively.  The CompanyCompany has negotiated to defer the first license fee payment until February 10, 2005.  In exchange for the rights licensed, the CompanyCompany will earn a royalty equal to fifty (50%) percent of gross salescommission, as defined in the agreement. ,

The CompanyCompany has currently negotiated with Business.com.vn to extend the contract for up to two years to the date of February 10, 2007.  The extension document also states that once WorldTradeShow.com is trading on the OTC BB, Business.com.vn has the option for payment, or shares to be negotiated at that time.  .Exhibit attached..

Partnership www.Dot.VN.com:

In May 2003, the CompanyCompany announced a partnership with Dot.vnDot.vn the official Vietnamese Registration CompanyCompany. WTS receives 15% commission on every DotVN.vn sold through the WTS portal. .

We are working closely with Dot.vnDot.vn to market and distribute these domains on its business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving proceeds in early 2005

Many global companies are doing business in Vietnam and many more want to participate. As Vietnam continues to grow economically, these businesses are positioning to take advantage of the expansion. They will have to acquire their Vietnamese Internet identity to brand their names, services and protect their trademarks. In addition, over 30,000 Vietnamese companies and its 82 million citizens will have the opportunity to register their choice of domain names. , too. As of today, tThe . .VN vn domain names have became become un-restricted for worldwide registration. It costs $1050 USD to register the .vnVN domain name per year. WorldTradeShow.com is working closely with www.Dot.VNDot.vn to market and distribute these domains on its business web portal. The revenue from the www.Dot.VNDot.vn affiliate program will allow WTS to start receiving revenue immediately from registration of the .VN domain names.

Hanoi Tips:

Hanoi Trade and Investment & Tourism Promotion Solution:. www.hanoitips.com A strategic promotional program is designed to help both the U.S. and Vietnam's businesses to grow worldwide, particularly Vietnamese, promote trade, investments and tourism. This effort is in accordance with the BI-LATERAL TRADE Agreement, signed between both countries in 2001, to increase trades and investments. It will also help advertise Vietnam's trademarks in the U.S. market, provide businesses with market information and development assistance. The Hanoi Trade Department will act as a bridge between Hanoi TIPS in San Diego and Vietnamese businesses, providing U.S. market information and product samples to showcase on the Hanoi TIPS website and its virtual showroom on WorldTradeShow.com's website.

Hanoi Tips has an extensive data base of the top fortune 500 companies of the Country of Vietnam.  Members of Hanoi Tips will have opportunities to advertise, make agreements and letters of intents with WTS as well as market, promote their companies products and services on the WorldTradeShow.com portal.

Masxima Discount Card:

MASXIMA Card www.masxima.com  is the most recognized retail discount card serving over 8 million Mexican consumers throughout Baja California and interior Mexico. The Discount Card offers customers up to 70% savings from over 500 participating businesses, ranging from hotels, restaurants, rent-a-car agencies, department stores, gift stores and numerous other retailers serving majority of the Mexican travel/tourism market.Expansion of the Masxima Discount Card will be through online sales, cross marketing and new markets such as Vietnam and the USA

MyBajaGuide.com:

WorldTradeShow.com, is to market the most efficient electronic promotional vehicle for Baja California Tourism. The official website, www.MyBajaGuide.com , currently in development, provides visitors worldwide information about the Baja California destination with the ability to make reservations with airlines, hotels/resorts, car rentals, golf courses and restaurants. Furthermore, the site will be linked to WorldTradeShow.com's production of the “Virtual Mexican Travel/Tourism Tradeshow 2005” to enhance the online promotion.

Baja California, Mexico geographically borders with the state of California and Arizona a peninsula with over 780 miles of beach hugging the Pacific Ocean and the Gulf of California . Each year, over 40 million visitors worldwide travel by land and sea to enjoy the beauty of this Northern Mexico peninsula. The Baja California travel and tourism industry generated almost $3 billion U.S. dollars in 2003, growing steadily at 6.7% annually.

Mexican Association of Hotels and Motels for Tijuana, Baja California, Mexico:

WTS has been selected to manage the website for the Official Mexican Associations of Hotels and Motels for Tijuana, Baja California, Mexico website exclusively. WTSW will receive recurring revenue on advertisement, sponsorships and room reservation commissions from each hotels and motels.

The Mexican Associations of Hotels and Motels for Tijuana, Baja California, Mexico has over 130 hotels and motels listed in its membership. They service the business and leisure travelers worldwide. Tijuana, with a population of about 3 million people, is one of the most frequently visited destinations in Mexico. Over 42 million people cross the U.S. and Mexican border each year to do business and tour this well-known cosmopolitan city.

Partnership with DotVN

In May 2003, the Company announced a partnership with Dot.vn the official Vietnamese Registration Company.

We are working closely with Dot.vn to market and distribute these domains on its business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving proceeds in early 2005.

Agreement to Market MASXIMA Discount Card

In November 2003, the CompanyCompany  signed an agreement with Grupo Campestre to market Mexican MASXIMA Discount Card.  The signing of this Memorandum of Understanding allows the CompanyCompany to promote and market the MASXIMA Discount Card, in Baja California, Mexico on its WorldTradeshow.com web portal.

In the Memorandum of Understanding (MOU), WTS and Maxsima Discount Card have a revenue sharing partnership, whereby WTS may retain up to 20% in recurring revenue.

MASXIMA Card is the most recognized retail discount card serving over 8 million Mexican consumers throughout Baja California and interior Mexico. The Discount Card offers customers savings from over 500 participating businesses, ranging from hotels, restaurants, rent-a-car agencies, department stores, gift stores and numerous other retailers serving majority of the Mexican travel/tourism market.

We plan to cross-market the MASXIMA Card between the Countries of Mexico and Vietnam.  The WTS Discount Card will be launched in late 2005 offering discounts in between the Countries.

Letter of Intent with All American Casting International

In November 2003, the CompanyCompany  signed a Letter of Intent (“LOI”) with All America Casting International to be the exclusive marketer and distributor of its broadband Voice Over Internet Protocol telecom technology to its Vietnamese enterprise clients.

The LOI with All American Casting International is currently not proceeding.  All American has not fulfilled its obligation as set forth in any of the points on the LOI.  We are not pursuing any other agreements regarding Voice Telecommunications over the Internet at this time.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

At present, the CompanyCompany has no employees, other than our officers and directors, who devote their time as required to our operations.  In June 2000, the CompanyCompany signed three consulting agreements with three different members of the Board of Director’s.  These agreements entitle each individual to a base salary ranging from $7,500 to $15,000 per month expired on January 30, 2001.  Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 1, 2005.  The other individual extended his agreement at terms similar to the original agreement through June 30, 2001.  Each of the three individuals agreed not t*o withdraw a consulting fee until sufficient funding is secured.  As of April 2005 and April 30, 2004, the CompanyCompany has unpaid consulting fees of approximately $2,330,000 and $1,692,200, respectively.  One of the unpaid consulting fees bears interest at 12 percent.  As of April 30, 2005 and April 30, 2004, accrued interest on these unpaid fees was approximately $343,500 and $151,000, respectively.

GOING CONCERN

The CompanyCompany has experienced recurring losses, has a working capital deficiency of $1,478613,213 934 and an accumulated deficit of $5,323092,736 973 as of April 30, 2005.  These factors, among others raise substantial doubt as to its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ITEM 2.   MANGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

SUMMARY OF SELECTED FINANCIAL INFORMATION

The summary financial data should be read in conjunction with the financial statements (and accompanycompanying notes) of the CompanyCompany and the “Management Discussion and Analysis of Financial Condition and Results of Operations”’ included elsewhere in the registration statement.

	For the fiscal year ended April 30,2005	For the fiscal year ended April 30, 2004	Period from September 15, 1995 (date of inception) to October April 31, 20054

Revenue	$ 2,2274554.30	$	$ 114,538
Cost of sales	-	-	158,143
General & administrative expenses 844,496.07		753,5292,728.53	4,846,112
Interest expense 351,396.30		52,258	460,751
Net loss	(1,191,8221.68)	(805,7874,986.67)	(5,324,855)

Weighted average common shares outstanding:
Basic	37,551,234736,706	37,537,540	37,736,706566,368

Loss per share
Basic	$ (0.032)	$ (0.021)	$ (0.112)

Current assets	$ 421	$ 297	$ 421
Total assets	449,773507,650	766,761 989,964	449,773
Current liabilities	3,605,3193,344,315	1,280,424 1,280,424	3,605,319
Total liabilities	4,055,0923,825,487	2,972,625	4,055,092
Shareholders' deficit	(5,092,973380,455)	(3,679,039902,242)	(5,380,455)

GENERAL

The CompanyCompany's operating results have fluctuated in the past and may in the future fluctuate significantly, depending upon a variety of factors, including the timely deployment and expansion of new network, the incurrence of related capital costs, variability and length of the sales cycle associated with the CompanyCompany's product and service offerings, the receipt of new value-added network services and consumer services subscriptions and the introduction of new services by the CompanyCompany and its competitors.

Additional factors that may contribute to variability of operating results include but are not limited to: the pricing and mix of services offered by the CompanyCompany; customer retention rate; market acceptance of new and enhanced versions of the CompanyCompany's services; changes in pricing policies by the CompanyCompany's competitors; the CompanyCompany's ability to obtain sufficient supplies of sole or limited-source components; user demand for services; the ability to manage potential growth and expansion; the ability to identify, acquire and integrate successfully suitable acquisition candidates; and charges related to acquisitions. In response to competitive pressures, the CompanyCompany may take certain pricing or marketing actions that could have a material adverse affect effect on the CompanyCompany's business. In the event that the CompanyCompany's operating results in any future period fall below the expectations of securities analysts and investors, the trading price of the CompanyCompany's common stock would likely decline.

PLAN OF OPERATION

We have a development strategy for the implementation of Phase I of the plan, but it will require $1,500,000 to complete. We have historically financed our operations through working capital provided by loans from management, shareholders and debt from its major vendor and majority shareholder, Hi-Tek. Our ability to continue our operations is currently dependent on financing from external sources. There can be no assurances that additional capital will be available on terms favorable to us or at all, or that we will be able to generate sufficient cash flow in order to sustain operations. To the extent that additional capital is raised through the sale of additional equity or debt securities, the issuance of such securities could result in additional dilution to our stockholders. In the event that we experience the need for additional capital, and are not able to generate capital from financing sources or from future operations, management may be required to modify, suspend or discontinue our operations and business plan.

The funds to complete Phase I, are projected by management to be used as follows: and include the online and offline marketing programs, the web portalmarketing Hotels.com.VN vn, utilizing the Reservation reservation software and finishing completing online tradeshow software.  The Company plans on obtaining the necessary joint ventures, licenses, alliances and affiliates to market the web portal. and WTS plans to higher more sales and marketing staff in  the Country of Vietnam and Mexico to complete agreements that already in place.  The Company plans on obtaining the necessary joint ventures, licenses, alliances and affiliates to market the web portal.  The CompanyCompany also plans on hiring more people, obtaining more agreements and alliances in the Country of Vietnam and Mexico. to complete the agreements that are in place.

1st Quarter:

The companyCompany plans on pushing sales and marketing in Vietnam for Hotels.com.vn. The marketing has begun through search engines such as Google and Yahoo.  Hotels.com.vn is beginning to work with Tour Companies in Vietnam and working out alliance and affiliate programs to start to promote tour packages.  The selling of a tour package will give multiple reservations with groups of people reserving rooms thus boosting the revenues for Hotels.com.vn

During the summer of 2005 WTS and Hotels.com.vn are starting to sign up 1-2 star hotels in Vietnam under 3 year contracts.  The majority of hotels in the Country of Vietnam are 1-2 star hotels adding up to approximately 3,500.  Within the 62 64 provinces of Vietnam there are many Hotels that are not 3-5 stars and most of these Hotels do not have websites., WTS and Hotels.com.vn supply these hotels with template websites so they can receive reservations online through the reservation engine.  WTS expects to capture approximately 100 1-2 star hotels by the end of the year.  We will need to hire more sales and marketing staff as well as more customer care employees in Vietnam.

2nd Quarter

The launching of MyBajaGuide.com is slated for late summer.  WTS has a LOI Memorandum of Understanding (MOU) letter of intent with MyBajaGuide.com for marketing their hotels, tours, restaurants, golf and businesses.   MyBajaGuide.com is in revenue already and WTS will capture revenue in this agreement

We plan on launching a Virtual Mexican Travel/Tourism Tradeshow 2005 this fall.  We will need to hire more sales and marketing in Mexico for this project.  We will market the Virtual Trade Show through the MyBajaGuide.com, WorldTradeShow.com, many newspapers and magazines in Mexico.

WTS will be re-designing the corporate website, getting ready for the OTC BB listing.  We have designed templates, functionalities, colors, fonts and other add- ins in a Flash Presentation of a Virtual Booth. The flash virtual booth will be available for viewing on the new corporate website.

We are planning a “Virtual Mexican Travel/Tourism Tradeshow 2005” to enhance MyBajaGuide.com and Mexican businesses during the end of the second quarter.

3rd Quarter:

We will be starting to sign up alliance and affiliatescontinue to market the Hotels.com.vn site during the third quarterlate summer and early fall.  Our target alliances and affiliates will have be Ccompanies working in the travel tourism in Asia, this will include American, Asian and European travel and tourism Ccompanies.

DudeSmart.com division will be working on the WTS Discount Card for the Country of Vietnam and to cross market into Mexico with the Maxsima Discount Card.  The WTS discount card will be introduced to all 3-5 star Hotels in the Country of Vietnam, as well restaurants, golf resorts, and travel tour companies within Asia, America, and Mexico.  We will market directly to the Hotels in Vietnam and through our website.

We will hire more marketing sales people during this quarter.

4th Quarter:

WTS will be hiring further sales and marketing staff in Vietnam and Mexico to expand the Hotel portals.  Add in features such as the WTS Discount Card, special tour packages, ggolf tourspackages in planned in both Countries.  WTS is planning to sponsor a Golf tournament in Vietnam, Mexico and the USA all within the same day in the final quarter. We plan on having television, newspapers, and magazines covering the event as well as some celebrities making appearances.  This will be part of our marketing and branding of WTS in three different Countries.

Do we need this section of Use of Proceeds?

Use of Proceeds of $1,500,000 USD:

Operations USA:  $400k, including professional fees, sales, web designers, overhead

Vietnam Expansion: $2100k

Mexican Expansion: $2100k

Marketing online:  $200k

Marketing offline:  $300k

Research & development:  $200k

Software development sales staff: $200k

more alliances, affiliates, sales and marketing, ….

The cost to complete these Flash Virtual Booths will be approximately $10k not including e-commerce back-end.  We plan on using the MyBajaGuide.com e-commerce back-end for this particular project. This will be an excellent test for the Flash Virtual Booths and we are planning to charge approximately, $300 per booth for this particular event.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED APRIL 30, 2005 COMPARED TO THE CORRESPONDING PERIOD IN 2004.

The CompanyCompany had gross sales totaling $2,277 for the year ended April 30, 2005, compared with $0 in gross sales for the same period ending April 30, 2004. The CompanyCompany just started to receive revenues from its efforts in signing up hotels to their reservations website Hotels.com.vn. Currently this is the CompanyCompany's only revenue source. The CompanyCompany experienced a net loss of $1,413,934130,888 for the yeartwelve-month period ended April 30, 20054, compared with a net loss of $805,787921,132 for the same period ended April 30, 2004. This represents a decrease of $608,077209,756 or 7522.7% from the prior year.  A substantial portion of the increase in net loss is attributable to the amortization expense, the Impairment of fixed assets and, increased marketing fees and interest expense.

.

The Company's had a negative gross profit margin for the year ended June 30, 2004 of (112%) or $ (103,667). Gross profit margin for the year ended June 30, 2003 was 52.1%.  The decrease in gross profit margin is attributable to a substantial inventory write off in the amount of $179,370. Calculating the gross profit margin for the year ended June 30, 2004 excluding the inventory write off would result in a gross profit margin of 78% or $75,703.  The Company's cost of products sold for the years ended June 30, 2004 and 2003 was $195,559 and $227,092, respectively. The Company expects product cost as a percentage of gross sales to decrease as the

Company increases its sales through the use of direct and other marketing.

Consulting fees totaled $535,428400,428 for the year ended April 30, 2005, compared with $549,493 for the same period ending AprilJune 30, 20043. This represented a decrease of $149,06576,969 or 27.151.8% from the prior year. Marketing and advertising cost totaled $110,91231,683 for the year ended JuneApril 30, 20054, compared to $14,275284,657 for the same period ending AprilJune 30, 20043.  Selling, general and administrative expenses incurred by the CompanyCompany were $114,567779,553 for the year ended June April 30, 20054, compared with $122,091,702,214 for the same period ended April June 30, 20043.  This represented a decrease of $7,525922,661 or 654.2% from the prior year. The decrease is due primarily to reduced salaries, workforce, legal fees and the waiver by officers of salaries and benefits due to such officers.

ASSETS AND LIABILITIES

Intangibles and long-lived assets

Chaiisai Tora, Inc.

In March 1999, the CompanyCompany acquired the business plan, customer database, and software related to the trade show business.   In consideration given for these intangibles, the CompanyCompany issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000.  As of May 1, 2002, the asset has been fully amortized.

Dudesmart.com

On June 23, 2000, the CompanyCompany accepted a proposal to exchanged 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related party.   At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000).  Dudesmart.com will be the entertainment division for the CompanyCompany specializing in the entertainment and gaming industry.  The CompanyCompany anticipates that the Dudesmart.com will be fully operational in late 2005.

Hi-Tek Multimedia License Agreement

On April 24, 2003, the CompanyCompany announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares.  At the time of the transaction the shares were valued at $0.01 (estimated value $275,000)  to Hi-Tek Multimedia, a related party (Note 6).   The CompanyCompany is utilizing the Hi-Tek internet reservations software. The CompanyCompany anticipates amortizing this asset over the term of the license agreement. The license agreement was accounted for as an intangible asset on the balance sheet and amortized over the period of its three year term.  The CompanyCompany amortized $91,667 and impaired $118,288 for eachthe period ending April 30, 2005 and $0 for the period ending April 30, 2004 leaving a net balance of $65,045.

Business.com.vn Marketing License Agreement

In February 2004, the CompanyCompany entered into a marketing license agreement with Business.com.vn.  Business.com.vn is the owner of a website that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

The term of the marketing license agreement is for two years and requires the CompanyCompany to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively.  The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively.  The CompanyCompany has negotiated to defer the first license fee payment until February 10, 2005.  In exchange for the rights licensed, the CompanyCompany will earn a royalty equal to fifty (50%) percent of gross sales, as defined in the agreement.   The CompanyCompany amortized $274,315 and impaired $49,315 for the yearperiods ending April 30, 2005 and $0 for the year ending April 30, 2004,  respectively leaving a net balance of $175,685

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2005, the CompanyCompany had cash of $421, current liabilities of $3,44,315605,319 and long term liabilities of $481,142.  We anticipate that current operations will continue to be funded by shareholder loans or debt from its vendor and majority shareholder, Hi-Tek, until revenue from operations can sustain the cash flow requirements of the CompanyCompany.  We cannot predict when such operations will be attained.

CASH FLOWS FROM FINANCING

To date, the CompanyCompany has satisfied its cash requirements primarily through related party debt and equity financings. The CompanyCompany has received $90,352 in cash advances and $930,082 for services from its primary shareholder.  The CompanyCompany's principal uses of cash are to fund working capital requirements. The CompanyCompany hopes that it will generate positive cash flow from operations within the next twelve-month period. There can be no assurances that the CompanyCompany will be successful in securing additional financing, and if secured, it will be sufficient to satisfy working capital needs.

LONG-TERM FINANCING

The CompanyCompany believes that its anticipated funds from operations will be insufficient to fund its working capital and other requirements through October April 301, 20065. Therefore, the CompanyCompany will be required to seek additional funds either through debt or equity financing to finance its long-term operations ("Additional Funds"). Should the CompanyCompany fail to raise the additional funds; the CompanyCompany will have insufficient funds for the CompanyCompany's intended operations for the next twelve months that may have a material adverse effect on the CompanyCompany's long-term results of operations.

CAPITAL EXPENDITURES

As previously discussed in the Plan of Operations, the CompanyCompany intends to raise one million dollars which it plans to utilize over the next twelve months, to further develop and market Hotels.com.vnVNn and finish its online tradeshow software.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS RELATED TO AN INVESTMENT IN WORLDTRADESHOW.COM, INC. STOCK

Some of the statements in this report or incorporated by reference are forward-looking, including, without limitation, the statements under the caption "Management's Discussion and Analysis or Plan of Operation".  Forward-looking statements include those that contain words like  "may,"  "will,"  "could," "should,"  "project,"  "believe,"  "anticipate,"  "expect," "plan,"  "estimate," "forecast,"  "potential,"  "intend,"  "maintain,"  "continue” and variations of these words or comparable words.  In addition, all of the non-historical information herein is forward-looking, including any statement or implication about a future time, result or other circumstance.  Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties. Actual results   may differ   substantially   from the   results that the forward-looking statements suggest for various reasons.  These forward-looking statements are made only as of the date of this report.  We do not undertake to update or revise the forward-looking statements, whether as a result of new Information, future events or otherwise.

The forward-looking statements included herein are based on, among other items, assumptions that we will be able to meet our operating cash and any debt service requirements, that we will be able to successfully resolve disputes and other business matters as anticipated, that competitive and technological conditions within the medical device and electronic component industries will not affect us materially or adversely, that we will retain key personnel, that our forecasts will reasonably anticipate  market demand for our products,  and that there will be no significant unanticipated cost increases or other material adverse change in our operations or business. Among the factors that could cause actual results to differ materially are the following:

•

the impact of competitive products and their pricing;

•

potential effects of inflation;

•

lack of earnings visibility;

•

dependence upon certain customers or markets;

•

dependence upon suppliers;

•

unforeseen manufacturing problems;

•

difficulties  in integrating any acquired businesses and realizing cost savings or productivity gains;

•

dependence on key personnel;

•

difficulties regarding hiring and retaining qualified personnel in a competitive labor market; and

•

Risks of doing business in international markets.

Other factors that could cause results to vary materially from current expectations are referred to elsewhere in this report.

Assumptions regarding the foregoing involve judgments that are difficult to make and future circumstances that are difficult to predict correctly.  Forecasting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our internal forecasts, and which may in turn affect expectations or future results.  We do not undertake to announce publicly the changes that may occur in our expectations.  Readers are cautioned against giving undue weight to any of the forward-looking statements. The inclusion of forward-looking information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.  We are setting out some of the more specific risk factors below in full for the convenience of the readers:

The market price of our stock has fluctuated pursuant to the acquisition and our preparations for developing and marketing our products, and can be affected by economic and political uncertainties.  Declines in the market price of our stock could adversely affect our ability to retain personnel with higher-priced stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with the sale of stock.

ITEM 3. DESCRIPTION OF PROPERTY

We maintain our headquarters at 9449 Balboa Avenue, Suite 114, San Diego, California 92123. We rent these offices, comprising approximately 1,100 square feet, on a month-to-month basis from a related party.  Rent expense for the fiscal year ended April 30, 2005 and for the fiscal year ended April 30, 2004 was approximately $35,000 and $45,000, respectively.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this Registration Statement regarding certain Ownership of our CompanyCompany's outstanding Common Stock by all officers and directors individually, all officers and directors as a group, and all beneficial owners of more than five percent of the common stock.

Name and Address

Shares Owned Beneficially (1)

Percent of Class

Sheldon Silverman

  1,652,965

             .043%

425 Stratford Ct. #14

Del Mar, CA  92014

Dr. Lee Johnson

            7151 Cowles Mountain Blvd.

27,500,000

72.8%
           San Diego, CA 92119

            John Spinelli

         45,369

                            .0012%

5626 Las Virgenes Rd. #26

Calabasas, CA 91302

            Officer/Director as a Group                groupas a group                                    29,198,334

              72.84%

(1)

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of the registration statement upon the exercise of options or warrants.  Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and which are exercisable within 60 days of the date of this registration statement have been exercised.  Unless otherwise indicated, the companyCompany believes that all persons named in the table have voting and investment power with respect to all shares of common stock beneficially owned by them.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

Executive Officers and Directors

Name	Age	Position
Sheldon Silverman	43	Chief Executive Officer
John Spinelli *1	42	Director International Sales and Marketing
Carlos Rosette *2	52	Director Sales and Marketing in Mexico

*1 Appointed September 2004

*2 Appointed March 24, 2005

The officers and directors of the CompanyCompany will devote only such time, as they deem appropriate in the business affairs of our CompanyCompany.   It is, however, expected that the officers will devote the time deemed necessary to perform their duties for the business of our CompanyCompany.  The amount devoted by each director is discussed below.

The directors of the CompanyCompany are elected to hold office until the next annual meeting of shareholders and until they’re respective successors have been elected and qualified.

Biographies of Our Executive Officers and Directors

Sheldon Silverman:  Mr. Silverman is the inventor of the football sport remote and TV terminator universal remote controls and holds USA and Canadian patents.

In April 1996, Mr. Silverman served as President and Chief Executive Officer of Interactive Processing Inc., a publicly traded companyCompany under the symbol IAPI.

He has developed great corporate relationships with Sony, Anheuser-Busch, Coca-Cola, Walmart, Home Shopping Network and many others.  Mr. Silverman has been interviewed on CNBC, Florida Money Show and many radio shows and international magazines.

In March 1999, he founded WorldTradeShow.com, Inc. a highly interactive web portal designed to produce and promote virtual trade shows online.  He assisted the CompanyCompany by designing the business and marketing plan, along with seeking seed capital to produce the web portal and its database.  Mr. Silverman also has experience working with the investment banking community, broker dealers and is experienced with public markets.  During 2003 through 2004, WorldTradeShow.com, Inc. has received several large contracts, agreements, memorandum of understanding (MOU)s and works closely with Hi-Tek.com and the Vietnamese government as well as, Mexican Tourism to promote both countries tourism through the internet.

Carlos Rosette:

Mr. Rosette W., a Baja California native has a degree in Tourism Administration from Universidad Autonoma de Baja California is a well recognized tourism promoter, with over 30 years participating in the hotel, rental car, tour and travel where he has achieved various executive positions. For example, he managed Ramada Inn, Avis Car Rental of Mexico, Fiesta Americana Hotel and Mexico Coach successfully. In addition, Mr. Rosette W. has organized the largest conventions in Tijuana for over 5 straight years and headed the marketing and operation logistics for the Pavarotti Concert in 2003 with over 40,000 attendees. He founded Travel to Baja Tourist Information Center in San Diego , representing and promoting over 50 hotels and merchants in the Tijuana , Rosarito and Ensenada corridor. This experience has provided a wealth of knowledge about all the opportunities that abound in the Baja California , Mexico area.

Mr. Rosette W., is a founding member in Baja and next year will lead as president the SKÅL CLUB of Tijuana & Ensenada , SKÅL is an international association of professionals in the field of tourism with over 600 Clubs worldwide, that meeting monthly with the main purpose of expanding friendships through tourism. Recently, The Urbi Corporation, the third largest housing developer in Mexico , recruited Mr. Rosette to restructure the business plan for the already popular Festival Plaza Hotel in Rosarito, as sales, marketing and real estate director.

John Spinelli:  Mr. Spinelli is a 19-year professional with worldwide sales and marketing experience.  He has directed and managed the sales teams for both national and international companies such as Mattel Toys and other consumer product organizations.  His The key focus of his career and success has been in the pioneering of products and services worldwide. Subsequently Mr. John Spinelli has resigned.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth certain summary information regarding compensation paid by the CompanyCompany for services rendered during the fiscal year ended April 30, 2004 2005                 to the CompanyCompany’s Chief Executive Officer, Secretary and Director during such period.

	Annual Compensation				Long Term Compensation Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SAR (#)	LTIP Payouts ($)	All Other Compensation ($)
Sheldon Silverman President/CEO	2005 2004 2003 2002	180,000 180,000 180,000 180,000				150,000 150,000*4 150,000*4
Lee Johnson Chief Technical Officer*2	2005 2004 2003 2002	45,000 180,000 180,000 180,000				150,000 *4 150,000*4 150,000*4
Tom Johnson President *1	2001	180,000				150,000*4
John Spinelli Director *3	2004 2003 2002	- - -				100,000 100,000 -
Carlos Rosette Director *5	2005	-				-

*1  Resigned in June 2001

*2  Resigned in August 2004

*3  Appointed in September 2004

*4  Expired Options, non-exercised

*5 Appointed March 2004, no options granted

Employment contracts

In June 2000, the CompanyCompany signed three consulting agreements with three different members of the Board of Director’s.  These agreements entitle each individual to a base salary ranging from $7,500 to $15,000 per month and expired on January 30, 2001.  Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 1, 2005.  The other individual extended his agreement at terms similar to the original agreement through June 30, 2001.   Each of the three individuals agreed not to withdraw a consulting fee until sufficient funding is secured.  At that time, each individual has the option, in his sole discretion, to withdraw cash or to apply the amount owned to him by the CompanyCompany to the strike price of options held by each of these executive officers.

As of April 30, 2005 and 2004, the Company has unpaid consulting fees to officers / directors of approximately $1,894,396 and $1,458,508, respectively. $1,050,000 of these fees currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these Fees was approximately $208,887 and $0, respectively, which are included in amounts due to related parties.

As of October 31, 2004April 30, 2005 and April 30, 2004, approximately $1,822,300 and $1,692,200, respectively, in unpaid consulting fees were included in amounts due to shareholders in the balance sheet.  One of the unpaid consulting fees bear interest at 12 percent.  As of October 31, 2004 and April 30, 2004, accrued interest on these unpaid fees was approximately $76,400 and $61,700, respectively.

(1)

Long Term Incentive Plans (Options)

There are no long- term incentive plans currently in effect.  However, the Board of Directors has granted the directors and officers of the CompanyCompany stock options.  To the date of this filing these options have not been exercised.

STOCK OPTIONS

On June 30, 2000, the CompanyCompany issued 1,350,000 options to certain officers. The options have an exercise price of $0.10 per share, vest over a three-year period, beginning June 1, 2000 and expire one year after becoming exercisable.  As of April 30, 2003, no options had yet been exercised.  These options were subsequently cancelled and new options issued.  As the of June 2000 consulting agreements provided for the options to be purchased at below the CompanyCompany’s market price on the date of grant, the CompanyCompany recorded consulting fees relating to these options of $140,630.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the fiscal year ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

On June 30, 2003, the CompanyCompany issued 900,000 options to certain officers. The options have an exercise price of $0.30 per share (estimated market price at date of grant), vest over a three-year period, beginning June 30, 2003 and expire one year after becoming exercisable.  As of the date of this report, no options had yet been exercised.

In September 2004, the CompanyCompany issued 200,000 options to a consultant. The options have an exercise price of $0.75 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the consulting agreement provided for the options to be purchased at below the CompanyCompany's market price on the date of grant, the CompanyCompany recorded Deferred compensation relating to these options of $39,300 during the second quarter of fiscal 2005 as the companyCompany believes the options will not be exercised.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the six-monthyear period ended October 31, 2004April 30, 2005; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 5.5%; and expected life of 1 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the CompanyCompany's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

COMPENSATION OF DIRECTORS

Directors receive no remuneration for their services as directors at this time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CompanyCompany Officers

Mr. Sheldon Silverman resigned as the CompanyCompany’s president and became Chief Executive Officer on June 23, 2000.  Mr. Silverman was again appointed President during July 2001.

Mr. Thomas Johnson became president of the CompanyCompany on June 23, 2000 and a member of the board of directors on July 6, 2000.  On June 30, 2001, Mr. Thomas Johnson resigned as President.

On September 1, 2004, John Spinelli was appointed to the Board of Directors, as well as, became Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the CompanyCompany accepted a proposal to exchanged 1,200,000 shares of common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc.  In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received 600,000 shares of the CompanyCompany’s common stock.  At the time of the transaction, the shares were valued at $.22 per share (total value $264,000).  The acquisition was accounted for as intellectual property on the balance sheet.

Dudesmart.com will be the entertainment division for the CompanyCompany specializing in the entertainment and gaming industry.  The CompanyCompany anticipates that the Dudesmart.com will be fully operational in the fall of 2005.  Dudesmart.com members will receive discounts on entertainment, travel, and events and from large chain stores plus additional discounts through our alliances, affiliates and current contracts.

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the CompanyCompany announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares to Hi-Tek Multimedia (Hi-Tek).  Mr. Thomas Johnson and Dr. Lee Johnson are the sole shareholders of Hi-Tek.  Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the CompanyCompany from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences.  The license agreement was accounted for as intellectual property on the balance sheet.

Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

•

Corporate and promotional web sites.

•

Initial module of the WorldTradeShow.com reservation engine.

•

Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).

•

Consult with the management of the companyCompany on an as needed basis.

As of October April 301, 20054 and April 30, 2004, the CompanyCompany owed Hi-Tek approximately $667,300 and $452,300, respectively, for unpaid fees.  The agreement is renewable on an annual basis.  In addition, Hi-Tek charges the CompanyCompany interest at a rate of 10 percent on unpaid fees.  During the six-month periodyear ended October 31, 2004April 30, 2005, Hi-Tek forgave approximately $48,500 in interest due on unpaid invoices.  The transaction was accounted for as an addition to paid in capital and a reduction in accrued interest due to related parties.

Other Affiliated Entities

Mr. Sheldon Silverman owns shares personally and through a companyCompany under his control.  From time to time, this companyCompany and Mr. Silverman have received Worldtradeshow.com, Inc. common shares in exchange for debt.  During the six-month period ended October 31, 2004 and the fiscal years ended April 30, 2004 2005 and 20032004,  Mr. Silverman did not receive any common shares in exchange for debt.

Another companyCompany controlled by Mr. Silverman’s parents owns shares and has there remains an outstanding payable to that companyCompany for consulting services.  From time to time, this companyCompany has received Worldtradeshow.com, Inc. common shares in exchange for debt.  During the six-month period ended October 31, 2004April 30, 2005 and the fiscal years ended April 30, 2004 and 2003, Mr. Silverman’s parents did not receive any common shares for consulting services.

Consulting Agreements

Dr. Lee Johnson, Mr. Thomas Johnson and Mr. Sheldon Silverman entered into three separate consulting agreements with the CompanyCompany on January 1, 2001 through June 30, 2003 for which the CompanyCompany has accrued unpaid consulting fees. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 2005.

The above consultants also received stock option agreements during June 2000 and June 2003.  The CompanyCompany has recorded $140,630 of consulting fees relating to these options as of June 2000.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the period ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the CompanyCompany's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

As of April 30, 2005 and 2004, the CompanyCompany has unpaid consulting fees to officers / directors of approximately $1,894,396 and $1,458,508, respectively. $1,050,000 of these fees currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these Fees was approximately $ 208,887 and $ 0, respectively, which are included in amounts due to related parties.

Unpaid Consulting Fees / Advances from Related Parties

As of April 30, 2005 and April 30, 2004, the Company has unpaid shareholder advances of $1,642,300 and $1,512,200, respectively.  Outstanding advances are non-interest bearing and are not repayable until May 1, 2005.

As of April 30, 2004 and 2003, the Company also has received advances of $180,000 from a former officer and Board member. These advances currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these advances was approximately $88,148 and $59,418, respectively, which are included in accrued interest due to related parties. These advances are not repayable until July 1, 2005 at which point the Company anticipates it will be able renegotiate the terms of the payments and all monies owed to the related parties.

As of April 30, 2005 and April 30, 2004, the CompanyCompany had also received advances of $180,000 from a former officer and Board member.  These advances currently bear interest at rates of 12 percent.  As of April 30, 2005 and April 30, 2004, the CompanyCompany owed approximately $76,400 and $61,700, respectively, in accrued interest on these advances, which are included in accrued interest due to related parties.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

As of the date of this Registration Statement, tThe authorized capital stock of the CompanyCompany consists of 100,000,000 shares of common stock, $0.0001 par value, of which 37,736,706 shares are outstanding as of April 30, 2005..  The following description of the securities of the CompanyCompany and certain provisions of the CompanyCompany’s Articles of Incorporation and By-Laws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and By-Laws as currently in effect.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors.  Accordingly, holders of a majority of shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they chose to do so.  The Articles of Incorporation do not provide for cumulative voting for the election of directors.  Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore, and will be entitled to receive, pro rata, all assets of the CompanyCompany available for distribution to such holders upon liquidation.  Holders of Common Stock have no preemptive, subscription or redemption rights.  All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non assessable.

Preferred Stock

There are 5,000,000 shares of preferred stock, $0.001 par value authorized.  None are issued or outstanding at this time.  The rights associated with the preferred stock are still to be determined by the Board of Directors of the CompanyCompany.  There are no present plans by the CompanyCompany’s Board of Directors to issue preferred stock or to address the rights assigned to such shares.

DIVIDENDS

As of the date of this registration statement, we had not paid any cash dividends to shareholders.  The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

STOCK TRANSFER AGENT

The CompanyCompany’s transfer agent is First American Stock Transfer located at 706 East Bell Road, Suite 202, Phoenix, Arizona 85022.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the pink sheet market under the symbol "WTSW." We were initially cleared for trading on the OTC: BB on March 1996. From March, 1996 to March 15, 1999, we traded under the symbol "IAPI". On March 16, 1999, our symbol changed to "WTSW" to indicate that we had a CompanyCompany name change and new symbol.

The following table sets forth the range of high and low closing bid quotations of our common stock for each fiscal quarter during the last two fiscal years:

Fiscal Year 2003

            High        Low

1st Quarter…………………………...$0.55

   $0.25

2nd Quarter…………………………..$1.28

   $0.25

3rd Quarter…………………………..$2.50       $0.81

4th Quarter…………………………..$1.20

   $0.60

Fiscal Year 2004

High        Low

1st Quarter…………………………...$1.01

   $0.45

2nd Quarter…………………………..$1.00

   $0.51

3rd Quarter…………………………..$1.00

   $0.36

4th Quarter…………………………..$0.75

   $0.36

The above quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

As of April 30, 2005, there were approximately 178 shareholders of record (that are not in street name) of WTSW’s common stock.

ITEM 2. LEGAL PROCEEDINGS

To the best of management’s knowledge, there are no material legal proceedings filed or threatened against the CompanyCompany.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal year ended April 30, 2005 May 1, 2000 and up to October 30, 2004, the Company’s principal independent accountant Wong Johnson & Associates, A Professional Corporation resigned.  The Company engaged Armando Ibarra, CPA, a Professional Corporation as the principal independent accountant for the CompanyCompany. has neither resigned (or declined to stand for reelection) nor been dismissed.  The independent accountant for the CompanyCompany is Wong Johnson & Associates, A Professional Corporation.   This firm was engaged on or about June 16,September 20053.  There were no disagreements with Wong Johnson & Associates, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Starting on June 16, 2005 the companyCompany engaged the firm of Armando Ibarra, CPA, a A Professional Corporation.

ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES

On March 27, 2000, the CompanyCompany completed a twenty-for-one (20:1) common stock split to all shareholders of record on March 23, 2000.  The par value of common stock has been reduced to $0.0001 to reflect this stock split.  The effect of the stock split has been recognized retroactively in the shareholders’ equity accounts on the balance sheets as of April 30, 2000, and in all shares and per share data in the accompanyCompanyingaccompanying financial statements.

In July 2000, the CompanyCompany issued 1,200,000 shares of its $0.0001 par value common stock for the purchase from a related party of Dudesmart.com, an internet web portal for men.

In August 2000, the CompanyCompany issued 80,000 shares of its $0.0001 par value common stock to an investor at $0.25 per share, or $20,000.

In February 2003, the CompanyCompany issued 27,500,000 shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party.

In September 2004, the CompanyCompany issued approximately 173,000 shares of its $0.0001 par value common stock for repayment of approximately $79,000 in outstanding debt, which includes $3,450 of accrued interest.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The CompanyCompany shall indemnify to the fullest extent not prohibited by law any person who has or is a party or is threatened to be made a party to any proceeding (as hereinafter defined) against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the CompanyCompany pursuant to the foregoing provisions, or otherwise, the CompanyCompany has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

FINANCIAL STATEMENTS

Following are audited financial statements for April 30, 2005 and 2004

PART III

ITEM 1.

Exhibits, List and Reports in Form 8-K

(a) Exhibits

Exhibit

Number

Description

3.1

Articles of Incorporation of the CompanyCompany filed September 15, 1995

3.3

Bylaws of the CompanyCompany.

4.1

Form of Common Stock Certificate.

6.1

Lease for the Premises

10.1       Business.com.vn MOU Memorandum of Understanding

10.2       Hotels.com.vn Marketing agreement

10.3       Hotels Extension document

10.4       Hi-Tek Reservation Engine agreement

10.5       Maxsima discount card

10.6       Hi-Tek Service agreement

10.8        MyBajaGuide.com MOU Memorandum of Understanding

10.9        Mexican association agreement

10.10      DotVN agreement

10.11      VTIC MOU Memorandum of Understanding

1.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)

(Section 302 of the Sarbanes-Oxley Act of 2002)

1.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)

(Section 302 of the Sarbanes-Oxley Act of 2002)

0.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss.1350

(Section 906 of the Sarbanes-Oxley Act of 2002)

0.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss.1350

(Section 906 of the Sarbanes-Oxley Act of 2002)

99         Code of Ethics for Chief Executive Officer and Senior Financial Officer

(b)

Reports on Form 8-K:

1.        None

ITEM 2.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

1) Audit Fees & Audit-Related Fees

During fiscal year 2003, the CompanyCompany’s principal accountant billed $13,000 in fees that were directly associated with the preparation of annual audit reports.

During fiscal year 2004, the CompanyCompany’s principal accountant billed $15,900 in fees that were directly associated with the preparation of annual audit reports.

During fiscal year 2005, the CompanyCompany’s principal accountant billed $15,900 in fees that were directly associated with the preparation of annual audit reports.

2) Tax Fees

During fiscal year 2002, there were no fees billed associated with the preparation of tax filings.

During fiscal year 2003, there were no fees billed associated with the preparation of tax filings.

During fiscal year 2004, there were no fees billed associated with the preparation of tax filings.

During fiscal year 2005, there were no fees billed associated with the preparation of tax filings.

3) All Other Fees

During fiscal year 2002, there were no other fees billed by the CompanyCompany’s principal accountant for services other than those reported for audit and audit related fees.

During fiscal year 2003, there were no other fees billed by the CompanyCompany’s principal accountant for services other than those reported for audit and audit related fees.

During fiscal year 2004, there were no other fees billed by the CompanyCompany’s principal accountant for services other than those reported for audit and audit related fees.

During fiscal year 2004, there were no other fees billed by the CompanyCompany’s principal accountant for services other than those reported for audit and audit related fees.

Audit committee’s pre-approval policies and procedures

Due to the fact that the CompanyCompany’s only active officer and two board members, the Board of Directors acts as the audit committee at this time.

Percentage of hours expended

The amount of hours expended on the principal accountant’s engagement to audit the registrant’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was less than 50%.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            WorldTradeShow.Com, Inc.

By:     /s/ Sheldon Silverman

           Sheldon Silverman

           Director, Chief Executive Officer,

           Chief Accounting Officer

                                                                  Date:  July 25, 2005

          Date:  July 1821, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Sheldon Silverman

Director, Chief Executive Officer

July 182125, 2005

#

Exhibit 31.1

CEO Certification

I, Sheldon Silverman, certify that:

The undersigned certifies that:

         1. I have reviewed this Annual report on Form 10-SB of WorldTradeShow.Com, Inc. (the "CompanyCompany");

         2. Based on my knowledge, this Annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this

Annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this Annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the CompanyCompany as of, and for, the periods presented in this Annual report.

         4. The CompanyCompany's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in

Exchange Act Rules 13a-14 and 15d-14) for the CompanyCompany and have:

                 a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the CompanyCompany, including its consolidated subsidiaries, is made known to us by others within those entities,

particularly during the period in which this Annual report is being prepared;

                  b) evaluated the effectiveness of the CompanyCompany's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  c) disclosed in this report any change in the CompanyCompany's internal control over financial reporting that occurred during the CompanyCompany's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the CompanyCompany's internal control over financial reporting;

         5. The CompanyCompany's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the CompanyCompany's auditors and the audit committee of CompanyCompany's board of directors

(or persons performing the equivalent functions);

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the CompanyCompany's ability to record,

process, summarize and report financial data and have identified for the

CompanyCompany's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves

management or other employees who have a significant role in the CompanyCompany's internal controls over financial reporting.

Date: July 182125, 2005

/s/ Sheldon Silverman

Sheldon Silverman

Chief Executive Officer

Exhibit 31.2

CFO Certification

I, Sheldon Silverman, certify that:

         1. I have reviewed this Annual report on Form 10-SB of WorldTradeShow.Com, Inc. (the "CompanyCompany");

         2. Based on my knowledge, this Annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this

Annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this Annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the CompanyCompany as of, and for, the periods presented in this Annual report.

         4. The CompanyCompany's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in

Exchange Act Rules 13a-14 and 15d-14) for the CompanyCompany and have:

                 a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the CompanyCompany, including its consolidated subsidiaries, is made known to us by others within those entities,

particularly during the period in which this Annual report is being prepared;

                  b) evaluated the effectiveness of the CompanyCompany's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  c) disclosed in this report any change in the CompanyCompany's internal control over financial reporting that occurred during the CompanyCompany's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the CompanyCompany's internal control over financial reporting;

         5. The CompanyCompany's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the CompanyCompany's auditors and the audit committee of CompanyCompany's board of directors

(or persons performing the equivalent functions);

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the CompanyCompany's ability to record,

process, summarize and report financial data and have identified for the

CompanyCompany's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves

management or other employees who have a significant role in the CompanyCompany's internal controls over financial reporting.

Date: July 182125, 2005

/s/ Sheldon Silverman

Sheldon Silverman

Chief Financial Officer

#

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of WorldTradeShow.Com Inc. (the "CompanyCompany") on Form 10-SB for the fiscal ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sheldon Silverman, Chief Executive Officer of the CompanyCompany certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of the undersigned’s knowledge and belief:

     (1)  The Report fully complies with the requirements of Section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all

          material respects, the financial condition and result of operations      of the CompanyCompany.

/s/  Sheldon Silverman                         -----------------------------

                                                Sheldon Silverman

                                                 Chief Executive Officer,

                                                July 182125, 2005

#

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of WorldTradeShow.Com, Inc. (the "CompanyCompany") on Form 10-SB for the fiscal ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sheldon Silverman, Chief Financial Officer of the CompanyCompany, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that to the best of the undersigned’s knowledge and belief:

     (1)  The Report fully complies with the requirements of Section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all

material respects, the financial condition and result of operations                      of the CompanyCompany.

                                                /s/  Sheldon Silverman

                                                ------------------------------

                                                Sheldon Silverman

                                                Chief Financial Officer

                                                July 182125, 2005

#

 Financial Statements of

WORLDTRADESHOW.COM, INC.

April 30, 2005 and 2004

Page

Index To Audited Financial Statements

CONFIRM #’s

Independent Auditors’ Report

                             F-2

Balance Sheet as of April 30, 2005 and 2004

                                               F-3 to F-4

Statement of Operations for the fiscal years ended April 30, 2005, and 2004 and

Cumulative from inception (September 15, 1995 to April 30, 2005)

                            F-4

Statement of Stockholders' Equity (Deficit) from September 15, 1995 to

April 30, 2005or the fiscal years ended

April 30, 2004 and 2003

F-5 to F6

Statement of Cash Flows for the fiscal years ended April 30, 20054,  and 2004

Cumulative from inception (September 15, 1995 to April 30, 2005)    3

                            F-67 to F8

Notes to Financial Statements

       F-7

Financial Statements of

WORLDTRADESHOW.COM, INC.

April 30, 2005

Page

Index To Financial Statements

Balance Sheet as of October April 301, 20054 (unaudited) and April 30, 2004 (audited)

                      F-3

Statement of Operations for the three-month periods ended October 31, 2004

(unaudited) and October 31, 2003 (unaudited)

Statement of Operations for the Yearsix-month periods ended October 31, 2004April 30, 2005

(unaudited),  and October 31, 2003April 30, 2005 (unaudited) and cumulative from inception

(September 15, 1995 to April 30, 2005

Statement of Stockholders Equity from Inception  September 19, 1995 to April 30,2005

Statement of Cash Flows for the six-month periodsyear ended October 31, 2004April 30, 2005

(unaudited),  and October 31April 30, 20043 (unaudited)

and cumulative from inception

(September 15, 1995 to April 30, 2005

Notes to Financial Statements

                            F-9

Notes to Financial Statements (unaudited)

ARMANDO C. IBARRA

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

Armando C. Ibarra, C.P.A.                                                              Members of the California Society of Certified Public Accountants

Armando Ibarra, Jr., C.P.A., JD                                                     Members of the American Institute of Certified Public Accountants

                                                                                                            Registered with the Public Company Oversight Accounting Board

To the Board of Directors

WorldTradeShow.com, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of WorldTradeShow.com, Inc. and subsidiaries as of April 30, 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of WorldTradeShow.com, Inc. as of April 30, 2004, were audited by other auditors whose report dated December 9, 2004, expressed an unqualified opinion on those statements.  Their report included an explanatory paragraph regarding going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WorldTradeShow.com, Inc., and subsidiaries as of April 30, 2005, and the results of their operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 15 to the consolidated financial statements, the Company’s losses from operations raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Armando C. Ibarra, CPA

ARMANDO C. IBARRA, CPA

July 24, 2005

Chula Vista, Ca. 91910

F2

WORLDTRADESHOW.COM, INC.
(A Developmet Stage Company)
Balance Sheets
	For the Year Ending

	April 30,	April 30,
	2005	2004
ASSETS
Current assets
Cash	$421	$297
Accounts Receivable	2,277	-

Total current assets	2,698	297

Equipment, net	222	667
Intangibles, net of accumulated amortization and
impairment of $ 539,870 and $ 0, in 2005
and 2004, respectively	504,730	989,000

Total assets	$507,650	$989,964
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	$91,485	$91,485
Due to related parties	2,995,602	537,794
Accrued liabilities	134,954	573,454
Demand notes payable	122,274	77,691
Total current liabilities	3,344,315	1,280,424
Due to shareholders	-	1,692,201
Long term liabilities	481,172
Total liabilities	3,825,487	2,972,625
Shareholders' deficit
Prefered stock; $0.0001 par value; 5,000,000 shares
authorized none issued and outstanding
as of April 30, 2005 and 2004, respectively	-	-
Common stock; $0.0001 par value; 100,000,000 shares
authorized 37,710,506 and 37,537,540 shares issued
and outstanding as of April 30, 2005 and 2004,
respectively	3,770	3,753
Additional paid-in capital	1,811,785	1,693,744
Deferred Compensation	(39,300)	-
Foreign currency translation	(1,119)	(1,119)
Deficit accumulated during the development stage	(5,092,973)	(3,679,039)

Total shareholders' deficit	(3,317,837)	(1,982,661)

Total liabilities and shareholders' deficit	$507,650	$989,964
the accompanying notes are an integral part of these financial statements

WORLDTRADESHOW.COM, INC.
(A Developmet Stage Company)
Statement of Operations
	Fiscal Year End		Fiscal Year End		Cumulative
					from inception
	April 30,		April 30,		(September 15, 1995)
	2005		2004		to April 30, 20053
Revenue	$2,277	$			$114,538

Cost of Sales	225,000				383,143

Gross profit	(222,723)		-		(268,605)

General and administrative expenses:
Consulting fees	400,428		549,493		2,682,134
Depreciation and amortization	92,112		445		324,735
Marketing and promotion	110,912		14,275		450,552
Office and rent	35,000		45,000		265,059
Professional fees	17,900		22,225		227,468
Other administrative expenses	114,567		122,091		536,195
Impairment on Intangible assets	167,603
Total general and administrative expenses	938,522		753,529		4,486,143

Other income
Other income debt forgivnessforgiveness	25,613		-		25,613
Interest expense	(278,302)		(52,258)		(363,838)

Net loss	$(1,413,934)		$(805,787)		$(5,092,973)

Loss per common share:
Basic	$(0.04)		$(0.02)	$

Weighted average shares outstanding:
Basic	37,551,234		37,537,540

Other comprehensive income (loss)
Foreign currency translation					1,119
Comprehensive loss	$(1,413,934)		$(805,787)		$(5,091,854)

The accompayingaccompanying notes are an integral part of these financial statements

F4

WORLDTRADESHOW.COM, INC.
(A Developmet Stage Company)
Statement of Shareholders Equity

						Deficit
	Common Stock		Additional	Defferred	Foreign	Accumulated	Total
	Number		Paid In	Compensation	Currency	during the	Shareholders'
	of Shares	Amount	Capital	Expense	Translation	Development Stage	Equity (Deficit)
Inception, September 15, 1995	-	$ -	$ -	$ -	$ -	$ -	$ -
Common stock issued for:
Cash, October 1	31,240	31	156,169				156,200
Cash, December 5	6,950	7	69,493				69,500
AcquistionAcquisition of license rights, April 17	56,000	56	5,544				5,600
Share issue costs			(45,000)				(45,000)
Comprehensive loss, April 30, 1996						(173,617)	(173,617)
Balance, April 30, 1996	94,190	94	186,206	-	-	(173,617)	12,683
Common stock issued for:
Cash, August 28	6,071	6	169,994				170,000
Cash, January 31	6,938	7	138,743				138,750
Comprehensive loss, April 30, 1997						(436,130)	(436,130)
Balance, April 30, 1997	107,199	107	494,943	-	-	(609,747)	(114,697)
Comprehensive loss, April 30, 1998						(187,315)	(187,315)
Balance, April 30, 1998	107,199	107	494,943	-	-	(797,062)	(302,012)
Common stock issued for:
Debt settlement, January 29	35,000	35	34,965				35,000
Cash, March 30	13,750	14	27,486				27,500
Obligation to issue stock, March 30	47,975	48	95,902				95,950
Debt settlement, April 6	37,700	38	75,362				75,400
Acquistion of intellectual property, April 6	25,000	25	49,975				50,000
Comprehensive loss, April 30,1999					(553)	(138,713)	(139,266)
Balance, April 30, 1999	266,624	267	778,633	-	(553)	(935,775)	(157,428)
Common stock issued for:
Cash, February 11	22,894	23	59,977				60,000
Debt settlement, February 14	119,899	120	113,783				113,903
Cash, February 23	21,505	21	19,979				20,000
Cash, March 16	6,955	7	24,993				25,000
Forward split 20:1, March 27	8,319,663	437	(437)				-
Comprehensive loss, April 30, 2000					(566)	(296,598)	(297,164)
Balance, April 30, 2000	8,757,540	875	996,928	-	(1,119)	(1,232,373)	(235,689)
Common stock issued for:
Acquisition of Dudesmart.com, May 11	1,200,000	120	263,940				264,060
Cash, August 23	80,000	8	19,996				20,004
Stock Option Issued			140,630				140,630
Comprehensive loss, April 30, 2001						(680,009)	(680,009)
Balance, April 30, 2001	10,037,540	1,003	1,421,494	-	(1,119)	(1,912,382)	(491,004)
Comprehensive loss, April 30, 2002						(415,912)	(415,912)
Balance, April 30, 2002	10,037,540	1,003	1,421,494	-	(1,119)	(2,328,294)	(906,916)
Common stock issued for:
License fee Hi-Tek Multimedia, February 25	27,500,000	2,750	272,250				275,000
Comprehensive loss, April 30, 2003						(544,959)	(544,959)
Balance, April 30, 2003	37,537,540	3,753	1,693,744	-	(1,119)	(2,873,253)	(1,176,875)
Comprehensive loss, April 30, 2004						(805,787)	(805,787)
Balance, April 30, 2004	37,537,540	3,753	1,693,744	-	(1,119)	(3,679,040)	(1,982,662)
Common stock issued for:
Debt settlement, August 27,2004	172,966	17	78,742				78,759
Stock Option Issued			39,300	(39,300)			-
Comprehensive loss, April 30, 2005						(1,413,934)	(1,413,934)
Balance, April 30, 2005	37,710,506	$ 3,770	$ 1,811,786	$ (39,300)	$ (1,119)	$ (5,092,973)	$ (3,317,836)
The accompaying notes are an integral part of these financial statements

F6

WORLDTRADESHOW.COM, INC.
(A Development Stage Company)
Statement of Cash Flows
			Cumulative
	Fiscal Year Ended		from inception
	April 30,	April 30,	(September 15, 1995)
Cash flows from operating activities:	2005	2004	to April 30, 2005
Net loss	$ (1,413,934)	$ (805,787)	$ (5,092,973)
Adjustments to reconcile net loss to net cash
(used) provided by operating activities:
Depreciation and amortization	92,112	445	157,132
Foreign currency translation	-	-	(1,119)
Stock options issued	-	-	140,630
Impairment	167,603		167,603
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	-	(733)	91,485
Increase (decrease) in accrued liabilities	78,065	410,317	739,376
Net cash used by operating activities	(1,076,154)	(395,758)	(3,797,866)
Cash flows from investing activities:
Purchase of equipment	-	-	(10,087)
Acquisition of intellectual property (in-kind)	-		50,000
Net cash (used) provided by operating activities	-	-	39,913
Cash flows from financing activities:
Common stock issued for cash	-	-	686,950
Share issuance costs	-	-	(45,000)
Settlement of debt and intellectual property (in-kind)	-	-	174,304
Settlement of obligation to issue capital stock	78,759	-	174,709
Proceeds from demand notes payable	-	35,379	77,691
Due to related parties	997,519	355,500	2,689,720
Net cash provided by financing activities	1,076,278	390,879	3,758,374
Net increase (decrease) in cash	125	(4,879)	421
Cash, beginning of the period	297	5,175	-
Cash, end of the period	422	297	421
Non-cash investing and financing activities:

Debt issued for marketing license agreement	$ -	$ 450,000	$ 450,000
Stock options Issued	39,300	-	101,330
Common stock issued for license fee - HiTek Multimedia	-	-	275,000
Common stock issued for acquisition of Dudesmart.com	-	-	264,000
Common stock issued in exchange for intellectual property	-	-	55,600
Common stock issued in exchange for debt	78,759	-	399,013
Supplemental cash flow disclosure:
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -

the accompanying notes are an integral part of these financial statements

F8

WorldTradeShow.com, Inc.

(A Developmental Stage Company)

Notes to Financial Statements

April 30, 2005

1.

Organization

WorldTradeShow.com, Inc. (the “Company”) was originally formed on September 15, 1995 as Interactive Processing, Inc., a Nevada corporation, to market high-tech consumer electronics through television home-shopping networks, retail stores, catalog companies and their website remotecontrols.com.  In March 1999, the Company changed its name to WorldTradeShow.com, Inc.  During the same month, the Company acquired intellectual property rights to a database and business plan and significantly changed its business plan to develop tradeshow software and market both physical and virtual tradeshow space through the Company’s website.

The Company is an online e-commerce marketing company.  WTS is currently marketing Hotels in Vietnam through a portal – www.Hotels.com.vn  The Company will be marketing a virtual trade show online, show casting companies from Vietnam and Mexico through its current alliance and affiliate agreements.  WTS plans on marketing Mexican hotels through its portal – www.mybajaguide.com in late summer 2005.  The Company will promote tour packages, golf tours and resort packages on both web sites.

The Company has not yet commenced significant operations and therefore, is classified as a development stage enterprise.

2.

Summary of Significant Accounting Policies

Basis of Presentation

The Company has experienced recurring losses, has an accumulated deficit of $5,092,973, has negative working capital and has not yet commenced significant operations.  These factors, among others, raise substantial doubt as to its ability to obtain long-term debt or equity financing in order to have the necessary resources to further design, develop and launch the website and market the Company’s new service and existing products.  The Company’s management believes that if the Company is not successful in obtaining equity financing, the business plan will be seriously inhibited.  The Company’s management believes it can attain the necessary funding because of its penetration in the online Hotel market in the Country of Vietnam.  The Company also has a strong partner in Hi-Tek, Inc. which has been funding the operations of WTS up to until now.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classifications or liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B and as revised by SAB 104, “Revenue Recognition” and Statement of Position No. 97-2, “Software Revenue Recognition.” Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

The Company generates revenues from internet-based reservations and product sales. Internet revenues consist primarily of commissions. This revenue is recognized when its trade partners present records of the transactions on a monthly basis.

F9

Sales Returns Allowances and Allowance for Doubtful Accounts

Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Management must make estimates of potential future product returns related to current period product revenue. Allowances for estimated product returns are provided at the time of sale. We evaluate the adequacy of allowances for returns primarily based upon our evaluation of historical and expected sales experience and by channel of distribution. The judgments and estimates of management may have a material effect on the amount and timing of our revenue for any given period.

Similarly, management must make estimates of the uncollectibility of accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments when it is practicable to estimate that value.  The carrying amounts of the Company’s financial instruments as of April 30, 2004 approximate their respective fair values because of the short-term nature of these instruments.  Such instruments consist of cash, accounts payable and accrued expenses.  The fair value of related party payables is not determinable.

Equipment

Equipment is carried at cost.  Depreciation is computed using a declining balance method over the estimated useful lives of the depreciable property, which range from 3 to 5 years.  Management evaluates useful lives regularly in order to determine recoverability taking into consideration current technological conditions.  Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized.  Upon retirement or disposal of any item of equipment, the cost is and related accumulated depreciation of the disposed assets is removed, and any resulting gain or loss is credited or charged to operations.

Long-lived Assets

The Company records impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely.  In that case, if the sum of the expected future cash flows were less than the carrying amount of the asset, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

Income Taxes

The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Issuance of Stock for Services

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for employee stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by SFAS No. 123; accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. For stock options issued to non-employees, the issuance of stock options is accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense is recognized in the financial statements for stock options granted to non-employees in the period in which the consideration is obtained from the non-employee.

Compensation expense is recognized in the financial statements for issuances of common shares to employees and non-employees that have rendered services to the Company. Compensation expense is recognized based on the fair value of the services rendered or the fair value of the common stock, whichever is more readily determinable.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the Company to report and display certain information related to comprehensive income.  Comprehensive income consists of net income; unrealized gains on available-for-sale securities; minimum pension liability adjustments; change in market value of futures contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87.  The Company evaluated SFAS No. 130 and determined that the Company’s foreign currency translation adjustment was the only comprehensive income adjustment as of April 30, 2004.

Foreign Exchange Transaction and Translation

The assets and liabilities maintained in other than United States dollars are translated into United States dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year.  Resulting translation adjustments are reflected as a separate component of shareholders’ equity (deficit).

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

Segment Information

SFAS No. 131, Segment Information, amends the requirements for companies to report financial and descriptive information about their reportable operating segments.  Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by a Company in deciding how to allocate resources and in assessing performance.  It also establishes standards for related disclosures about products and services, geographic areas and major customers.  The Company evaluated SFAS No. 131 and determined that the Company intends to operate two operating segments, trade show and entertainment.

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with SFAS No. 128, Earnings Per Share for the period presented.  Basic net loss per share is based upon the weighted average number of common shares outstanding.  Diluted net loss per share is based on the assumption that all dilative convertible shares and stock options were converted or exercised.  Dilution is computed by applying the treasury stock method.  Under this method, options and warrants are assumed exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby we used to purchase common stock at the average market price during the period.

The Company has potentially dilutive securities in the form of outstanding stock options issued to three members of the Board of Directors.  There are no other potentially dilutive securities outstanding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.  Actual results could differ from those estimates.

Significant estimates made by management are, among others, realizability of long-lived assets, deferred taxes and stock option valuation.  Management reviews its estimates on a quarterly basis and, where necessary, makes adjustments prospectively.

New Accounting Pronouncements

.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. Upon adoption of SFAS No. 142, it also requires that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill, based on the criteria in SFAS No. 141. SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment, at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.  The effect of adoption of these statements is not expected to be material.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligation in the period in which they are incurred.  Adoption of this statement is not expected to be material.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in that it removes goodwill from its impairment scope and allows for different approaches in cash flow estimation. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of. SFAS No. 144 also supersedes the business segment concept in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No. 144 retains the requirement of Accounting Principals Board Opinion No. 30 to report discontinued operations separately from continuing operations. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 with earlier application encouraged. Implementation of SFAS No. 144 will not have a material effect on the Company’s results of operations or financial position.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No.146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management is evaluating the effect of this statement on the Company’s results of operations and financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative  Instruments and Hedging Activities, which amends SFAS No. 133 for certain decisions made by the FASB Derivatives Implementation Group.  In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying instrument to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements.  This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS No. 149 are to be applied prospectively.  Management does not expect the adoption of SFAS No. 149 to have a material impact on our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial            Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003.  The adoption of SFAS 150 will not have a material impact on its financial position, cash flows or results of operations.

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67” (“SFAS 152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions.  The accounting for those operations and costs is subject to the guidance in SOP 04-2.  This Statement is effective for financial statements for fiscal years beginning after June 15, 2005, with earlier application encouraged.  The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) published Statement of Financial Accounting Standards No. 123 (Revised 2004), Shared-Based Payment (“SFAS 123R).  SFAS 123R requires that compensation cost related to share-

based payment transactions be recognized in the financial statements.  Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans.  The provisions of SFAS 123R are effective as of the first interim period that begins after June 15, 2005.  Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2005.  Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements.  Management is assessing the implications of this revised standard, which may materially impact the Company’s results of operations in the third quarter of fiscal year 2005 and thereafter.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary transactions (“SFAS 153”).  This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance.  Under SFAS 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss.  SFAS 153 is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005.  The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

1.

Capital Structure

In February 2003, the Company issued 27,500,000 shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party (Note 7).

2.

Equipment

Equipment at April 30, 2005 and 2004 consisted of the following:

	2005	2004
Computer equipment	$ 10,087	$ 10,087
Accumulated depreciation	(9,865)	(9,420)
Equipment, net	$ 222	$ 667

Depreciation expense charged to operations was $445 and $445 for the period ending April 30, 2005 and 2004, respectively.

3.

Intangibles and long-lived assets

Chaiisai Tora, Inc.

In March 1999, the Company acquired the business plan, customer database, and software related to the trade show business from Chaiisai Tora, Inc.   In consideration given for these intangibles, the Company issued 25,000 shares of its’ common stock valued at $2.00 per share, or $50,000.  The asset has been fully amortized in prior years.

Dudesmart.com

On June 23, 2000, the Company accepted a proposal to exchanged 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related entity (Note 7).   At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000).  Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry. At the date of accusation Dudesmart.com had no fixed assets and all Development fees were expensed as occurred.  Therefore the Company recognized this transaction as Goodwill.  The Company anticipates that the Dudesmart.com will be fully operational in the fall of 2005.  Once fully operational the Company anticipates amortizing this asset in accordance with SOP 96.

F13

Hi-Tek Multimedia License Agreement

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement from Hi Tek Multimedia (Hi Tek), in exchange for  27,500,000 common shares.  At the time of the transaction the shares were valued at $0.01.   The Company is utilizing the Hi-Tek internet reservations software. The Company anticipates amortizing this asset over the term of the license agreement. The license agreement was accounted for as an intangible asset on the balance sheet and amortized over the period of its three year term.  During the fiscal year ended 4-30-04 the Company recognized  $91,667 in amortization expense and $118,288 was impaired to bring the asset to its estimated recoverable value, leaving a net balance of $65,045.

Business.com.vn Marketing License Agreement

In February 2004, the Company entered into a marketing license agreement with Business.com.vn. Business.com.vn is the owner of a website (Hotels.com.vn) that promotes the online sale of hotel and tour packages on behalf of participating hotels and tour operators.

VNAT and VITA, Vietnam National Association of the Tourism and Vietnam Travel Association, recognize Hotels.com.vn as Vietnam’s official Hotel Website. In Vietnam, there are over 3,500 hotels and 400 tour companies to be promoted worldwide via the internet to generate online sales throughout the Country of Vietnam.

The term of the marketing license agreement is for two years and requires the Company to pay a licensing fee of $150,000 and $300,000 for the years ending December 31, 2004 and 2005, respectively. The license fees for 2004 and 2005 are payable by August 10, 2004 and February 10, 2005, respectively. The Company has negotiated to defer the license fee payment until February 10, 2007. In exchange for the license fee, the Company will earn a royalty equal to fifty (50%) percent of gross sales, from reservations made on the Hotels.com.vn website, as defined in the agreement. As of April 30, 2005, $481,142 in unpaid license and royalty fees, including interest of $31,142  accumulated at 18%.  The amount is included in accrued liabilities in the balance sheet. The Company has recognized some revenues from this project prior the end of the year ended.  The Company has amortized $225,000 and Impaired $49,315 to bring the asset to its estimated recoverable value, leaving a net balance of $175,685.  Company management continually reviews its intangible assets for impairment and believes that carrying value of the assets is recoverable.

Currently, Hotels.com.vn has contracts with approximately 88 percent of all three to five star hotels in Vietnam. Company management believes this is significant because no other company has penetrated the Vietnamese online hotel market in depth. WTS and Hotels.com.vn are signing up hotels that have never done any marketing online, as a matter of fact most of the 1-2 star hotels do not even have websites.  We supply website templates for any hotels that need this technology.  All contracts with hotels are for a three-year term. During the second quarter of 2005, Hotels.com.vn will be working on contracting with 1-2 star hotels, of which there are approximateyapproximately 3,500 throughout Vietnam.

Summary of Intangible and long lived assets:

Amortization/

Licenses:

Purchase Price

Impairment

Net Value

Chaiisai Tora, Inc.

             $  50,000                         $     50,000               $       -

Dudesmart.com

                             264,000                                  -

               264,000

High-Tech Software License            275,000

                              209,955                 65,045

Busines.com License Agreement     450,000                               274,315               175,685

                Total                                                                                          $534,270            $ 504,730

4.

Provision for income taxes

The components of the provision for income taxes are as follows:

        2005

 2004

Current Tax Expense U.S. Federal $ - $ - State and Local 800 800 Total Current 800 800 Deferred Tax Expense U.S. Federal - - State and Local - - Total Deferred - - Total Tax Provision $ 800 $ 800

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

1 2003 Federal Income Tax Rate (34.0)% (34.0)% Effect of Valuation Allowance 34.0% 34.0% Effective Income Tax Rate 0.0% 0.0%

As of April 30, 2005, the Company has a federal net operating loss carry forwards of $4,840,585 that can be utilized to reduce future taxable income.  The net operating loss carry forward will expire at various dates beginning 2011 through 2017 if not utilized.  Utilization of the net operating loss and tax credit carry forward may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.  The annual limitation may result in the expiration of net operating loss and tax credit carry forwards before utilization.  The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding realizability.

1.

Major Customer And Segment Information

The Company operates solely in one industry segment: the marketing and support of its hotel reservations system in Vietnam.  No one customer accounted for approximately 5% of gross revenues for the year ending April 30, 2005. The Company has no operations or assets located outside of the United States. The Company's commissions revenue is concentrated in the Vietnam Hotel reservations system, creating a risk of concentration associated with the sale of a single product and limited customer base. The loss of this single market could cause severe damage to the Company's financial future.

2.

Related Party Transactions

Company Officers

Mr. Sheldon Silverman resigned as the Company’s president and became Chief Executive Officer on June 23, 2000. Mr. Silverman was again appointed Chief Executive Officer in July 2001.

Mr. Thomas Johnson became president of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On June 30, 2001, Mr. Thomas Johnson resigned as President.

Dr. Lee Johnson became Chief Technical Officer of the Company on June 23, 2000 and a member of the board of directors on July 6, 2000. On August 31, 2004, Dr. Lee Johnson resigned as a director and joined the Board of Advisors.

Mr. Thomas Johnson and Dr. Lee Johnson, both former officers and members of the board of directors, are brothers.

During September 2004, John Spinelli was appointed to the Board of Directors, as well as, Director of International Sales & Marketing.

Acquisition of Dudesmart.com, Inc.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of its common stock for 100% of the outstanding shares common stock of Dudesmart.com, Inc. In September 2000, the exchange was completed and Mr. Thomas Johnson and Dr. Lee Johnson, the sole shareholders of Dudesmart.com, Inc. each received 600,000 shares of the Company’s common stock. At the time of the transaction, the shares were valued at $.22 per share (total value $264,000).

License Agreement with Hi-Tek Multimedia, Inc.

On April 24, 2003, the Company announced acquiring an Internet Reservations Software License Agreement, in exchange for issuing 27,500,000 common shares to Hi-Tek Multimedia (Hi-Tek). Mr. Thomas Johnson and Mr. Lee Johnson are the sole shareholders of Hi-Tek. Hi-Tek, a strategic business partner and a leading International e-commerce software development enterprise, will be providing its proprietary software, HI-TEK Res, to generate revenue for the Company from business and consumer travelers seeking to reserve hotels at their selected destinations worldwide while visiting or attending tradeshows and conferences.

Professional Services Agreement with Hi-Tek Multimedia, Inc.

WorldTradeShow.com retained Hi-Tek to design, program, produce and implement the following:

·

Corporate and promotional web sites.
·	Initial module of the WorldTradeShow.com reservation engine.
·

Preliminary offline and online marketing plan, including designing and producing all supporting marketing and promotional materials (CD-ROM, media kit, web slide presentation and corporate literature).

·	Consult with the management of the company on an as needed basis.

As of April 30, 2005 and 2004, the Company owed Hi-Tek approximately $930,082 and $452,300, respectively, for unpaid consulting fees, service fees, rent, expenses and cash advances   which were included in amount due to related party on the balance sheet. Cash advances as of  April 30, 2005 and 2004 amounted to $90,352 and $0, respectively. Additionally, Hi-Tek charges interest at a rate of 10 percent on the cash advances. As of April 30, 2005 and 2004, accrued interest on these unpaid fees was approximately $6,700 and $0, respectively. The agreement is renewable on an annual basis. Hi-Tek agreed to forgive the interest accrued for April 30, 2004 in the amount of 23,800. The amount forgiven is included in other income.

 Other Affiliated Entities

Mr. Sheldon Silverman owns shares personally and through a company under his control. From time to time, this company and Mr. Silverman have received Worldtradeshow.com, Inc. common shares in exchange for debt. For the fiscal years ended April 30, 2005 and 2004, Mr. Silverman did not receive any common shares in exchange for debt.

Consulting Agreements

Dr. Lee Johnson, Mr. Thomas Johnson and Mr. Sheldon Silverman have entered into three separate consulting agreements with the Company, for which the Company has accrued unpaid consulting fees. Similar consulting agreements were extended for two of the individuals on an annual basis at terms similar to the original agreement through July 2005.

F16

The above consultant agreements also contained 1,350,000 and 900,000 stock options, respectively. As the June 2000 consulting agreement provided for the options to be purchased at below the Company’s market price on the date of grant, the Company has recorded consulting fees relating to these options of $140,630 (Note 8).

Unpaid Consulting Fees / Advances from Related Parties

As of April 30, 2005 and 2004, the Company has unpaid consulting fees to officers / directors of approximately $1,894,396 and $1,458,508, respectively. $1,050,000 of these fees currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these Fees was approximately $208,887 and $0, respectively, which are included in amounts due to related parties.

As of April 30, 2004 and 2003, the Company also has received advances of $180,000 from a former officer and Board member. These advances currently bear interest at a rate of 12 percent. As of April 30, 2005 and 2004, accrued interest on these advances was approximately $88,148 and $59,418, respectively, which are included in accrued interest due to related parties. These advances are not repayable until July 1, 2005 at which point the Company anticipates it will be able renegotiate the terms of the payments and all monies owed to the related parties.

Office Leases

The Company leases its office space in San Diego, California, on a month-to-month basis from a related party. Rent expense under these agreements for the fiscal years ended April 30, 2005 and 2004 was $35,000 and $45,000, respectively.

3.

Marketing and Distribution Agreements

Partnership with DotVN

In May 2003, the Company announced a partnership with Dot.vn the official Vietnamese Registration Company.  The Company is considered a re-seller of domain names, WTS will receive a commission for each domain name set up via the Companies web portal.

The Company is working closely with Dot.vn to market and distribute these domains on its WTS business web portal. The revenue from the partnership agreement is anticipated to allow the Company to start receiving operating funds during 2005.

 Agreement to Market MASXIMA Discount Card

In November 2003, the Company signed an agreement with Grupo Campestre to market the Mexican MASXIMA Discount Card. The signing of this Memorandum of Understanding allows the Company to promote and market the MASXIMA Discount Card, in Baja California, Mexico on its WorldTradeshow.com web portal.

WTS and Maxsima Discount Card Memorandum of Understanding (MOU) states “both parties will have a revenue sharing partnership, whereby WTS may retain up to 20% in recurring revenue.”

 Letter of Intent with All American Casting International

In November 2003, the Company signed a Letter of Intent (“LOI”) with All America Casting International (“All American”) to be the exclusive marketer and distributor of its broadband Voice Over Internet Protocol telecom technology to its Vietnamese enterprise clients. The LOI with All American is not currently proceeding. All American has not fulfilled its obligation as set forth in any of the points on the LOI. The Company is not pursuing any other agreements regarding Voice Telecommunications over the Internet.

4.

 Basic And Fully Diluted Loss Per Common Share:

Effective November 30, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share (“SFAS 128”) which replaced the presentation of “primary” and “fully-diluted” earnings (loss) per common share required under previously promulgated accounting standards with the presentation of “basic” and “diluted” earnings (loss) per common share.

Basic earnings (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings (loss) per common share is similar to that of basic earnings (loss) per common share, except that the numerator and denominator are adjusted to reflect the decrease in earnings per share or the increase in loss per share that could occur if securities or other contracts to issue common stock, such as stock options and convertible notes, were exercised or converted into common stock.

The per share computations reflect the effect of a 10 for 1 reverse stock split that occurred on April 14, 1995 and a 2 for 1 stock exchange between the Company and UTI on April 17, 1995. The Company has restated common stock to reflect the reverse stock split as a result of the merger.

5.

Stock Options

On June 30, 2000, the Company issued 1,350,000 options to certain officers. The options have an exercise price of $0.10 per share, vest over a three-year period, beginning July 1, 2000 and expire one year after becoming exercisable. As of April 30, 2003, no options had yet been exercised. As the consulting agreements provided for the options to be exercised at below the Company’s market price on the date of grant, the Company recorded additional consulting fees relating to estimated value of these options of $140,630. These options were subsequently cancelled and new options issued.

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the fiscal year ended April 30, 2001; dividend yield of 0%; expected volatility of 250%; risk-free interest rate of 6.5%; and expected life of 3 years.

On June 30, 2003, the Company issued 900,000 options to certain officers. The options have an exercise price of $0.30 per share (estimated market price at date of grant), vest over a three-year period, beginning June 30, 2003 and expire one year after becoming exercisable. As of the date of this report, 750,000 options have expired or were forfeited and no options had yet been exercised.

In September 2004, the Company issued 200,000 options to a consultant. The options have an exercise price of $0.75 per share, vest over a one-year period, beginning in September 2004 and expire one year after becoming exercisable. As of the date of this report, no options had yet been exercised. As the consulting agreement provided for the options to be purchased at below the Company’s market price on the date of grant, the Company recorded Deferred compensation relating to these options of $39,300 during the second quarter of fiscal 2005 as the company believes the options will not be exercised.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

A summary of stock option activity for all plans follows:

Outstanding Options	Options Outstanding	Exercise Price
Authorized
Granted	2,450,000	$0.75-$0.30
Exercised	-	$0.00
Canceled	(2,150,000)	$0.30
Balance, April 30, 2005	350,000	$0.75-$0.30

F18

Following is a summary of the status of fixed options outstanding at April 30, 2005:
	Outstanding Options	Exercisable Options

Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$.30–$.75	250,000	1 years	$0.48
$0.75	100,000	2 years	0.75

The range of exercise prices for the performance based options outstanding at April 30, 2005, is $0.30–$0.75 with a weighted average contractual life of 1.28 years. The company estimates that based on its current market condition  at April 30, 2005, approximately 0% of such options will eventually vest.

6.

Comprehensive Loss

The single component of other comprehensive loss is foreign exchange translation gains.  Due to the availability of net operating losses, there is no tax effect associated with the component of other comprehensive loss.

7.

Contingencies

In the opinion of management, there are no matters requiring recognition or disclosure as a loss contingency in accordance with Statement of Financial Standards No. 5, Accounting for Contingencies.

8.

Foreign Currency Exchange and Translation

The functional currency of the Company is the U.S. dollar.  The Company, prior to the fiscal year ended April 30, 2001, also had a Canadian dollar bank account it used for some operations.  For reporting purposes, the financial statements are presented in U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation.  The balance sheet is translated into U.S. dollars at the exchange rates prevailing at the balance sheet date and the statement of operations and cash flows at the average rates for the relevant periods.

9.

Going Concern:

To date the Company has had limited sales due to the early stage of its efforts to transition into the marketing of its internet resources.  Consequently, the Company has incurred recurring losses from operations. These factors, as well as the risks associated with raising capital through the issuance of equity and/or debt securities creates uncertainty as to the Company’s ability to continue as a going concern.

The Company’s plans to address its going concern issues include:

*	Increasing sales of its products through national distribution channels and through direct marketing to consumers;
*	Raising capital through the sale of debt and/or equity securities; and,
*	Settling outstanding debts and accounts payable, when available, through the issuance of debt and/or equity securities.

There can be no assurance that the Company will be successful in its efforts to increase sales, issue debt and/or equity securities for cash or as payment for outstanding obligations.

Capital raising efforts may be influenced by factors outside of the control of the Company, including, but not limited to, capital market conditions. During the year ended April 30, 2005 the Company borrowed cash and retired outstanding obligations through the issuance of equity and debt/equity securities totaling $ 169,111 in the aggregate. Of this amount, $78,759 of equity and were issued to pay past due creditors.

The Company is in various stages of finalizing implementation strategies on a number of products and is actively attempting to market its products nationally in Vietnam. As a result of capital constraints it is uncertain when it will be able to start its websites to utilize the available licenses.

Stock Issuances

In February 2003, the Company issued 27,500,000 shares of its $0.0001 par value common stock to enter into an Internet Reservations Software License Agreement with Hi-Tek Multimedia, Inc., a related party.

In September 2004, the Company issued approximately 173,000 shares of its $0.0001 par value common stock for repayment of approximately $79,000 in outstanding debt, which includes $3,450 of accrued interest.

10.

Subsequent Events

On July 25, 2005 Mr. John Spinelli  resigned due to personal reasons forfeiting his rights to execute the 200,000 stock options granted to him in the year ended April 30, 2005.

F20

EXHIBIT 10.1

MEMORANDUM OF UNDERSTANDING (MOU)

This MOU is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   BUSINESS.com.VN Co., Ltd. (BizVN)

                Quang Trung Software City, Hall 5, District 12, Ho Chi Minh City, Vietnam

                Tel:  (84.8) 715-5158   Fax: (84.8) 715-5164

Under the result of working day dated May 6th, 2003, the two parties have agreed to work cooperatively as strategic partners in marketing Vietnamese enterprises via the Internet to Asia primarily. In return, the parties desire to have a revenue sharing partnership.

Vietnam with a population of over 80 million people is the fastest growing economy in the world with a 7% increase on their GDP in 2002. In June of 2001, Vietnam signed the Bilateral Trade Agreement with the United States to expand business opportunities for both countries, then Decree No. 33/2002/QD-TTg dated February 08, 2002 by Vietnam’s Prime Minister was approved to begin implementing Vietnam Internet development plan for the 2001-2005. Both of these significant events marked the beginning of great economic opportunities for Business.com.VN Co., Ltd. and WorldTradeShow.com, Inc. to participate and capitalize in the countries’ growth for online business tradeshows marketing.

Party B:

BizVN is developing an exclusive e-commerce Global Business platform to promote, market and sell products and services of qualified Vietnamese companies.  The company is currently working with the Vietnamese Government to produce a comprehensive directory portal listing various companies throughout Vietnam. The Business.com.VN website provides value added online services to these Vietnamese enterprises in order to showcase their businesses. In addition, they will be marketed in more than 1000 Internet Cafés throughout Viet Nam and worldwide via links to/from the WTSW website, CD-ROM and periodicals. BizVN will generate revenue from recurring sponsorship from businesses posting their advertisements. BizVN desires to have a revenue sharing partnership with WTSW.

Party A:

WTSW will establish a “Vietnam Virtual TradeShow 2004” e-commerce Website in conjunction with BizVN, which posts all related travel/tourism and export/import Vietnamese associations, to introduce their products and services on the Virtual WorldTradeShow Fair for Vietnam. It will run continually to present Vietnamese products and services. BizVN agrees to allow WTSW to make a reciprocal link with its primary Vietnamese website. WTSW desires to have a revenue sharing partnership with BizVN through online advertising and marketing services for its Vietnamese customers.

_______________________________                                  _______________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Trung Vuong, Director (Party B)

CEO                                                                                        Vice-President

Quang Trung Software City, Hall 5, District 12, Ho Chi Minh City, Vietnam

Tel:  (84.8) 715-5158   Fax: (84.8) 715-5164    Internet:   www.Business.com.VN    Email:  Info@Business.com.VN

EXHIBIT 10.2

HOTELS.COM.VN

 Vietnam’s Official Travel & Tourism Website

HOTELS.com.VN and WorldTradeShow.com, Inc.

Marketing Licensing Agreement

This Marketing Licensing Agreement made and entered into between BUSINESS.com.VN, a Vietnam corporation established under Vietnam law, (hereinafter called Licensor), having its principle office at Quang Trung Software City, Hall 5, Dist. 12, Ho Chi Minh City, Vietnam

and

 WorldTradeShow.com, Inc., a for-profit corporation organized under the laws of Nevada (hereinafter called Licensee), having its principle office at 3665 Ruffin Rd. Suite 225, San Diego, CA, USA 92123

Witnesseth that:

1.       whereas, Licensor has the right to grant licenses under the licensed patent rights (as hereinafter defined ), and wishes to have the inventions covered by the licensed patent rights in the public interest; and

2.       whereas, Licensee wishes to obtain a license under the licensed patent rights upon the terms & conditions hereinafter set forth:

Now, therefore, in consideration of the premises and the faithful performance of the covenants herein contained it is agreed as follows:

ARTICLE I - DEFINITIONS

For the purpose of this agreement, the following definitions shall apply:

1. Licensed Rights:  Shall mean:

a.         Worldwide marketing rights to HOTELS.com.VN (both online and offline)

b.         Any and all improvements developed by Licensor, whether patentable or not, relating to the Licensed Rights, which Licensor may now or may hereafter develop, own or control.

c.         Any or all patents, which may issue on patent rights and improvements thereof, developed by Licensor and any and all divisions, continuations, continuations-in-part, reissues and extensions of such patents.

2.     Product(s):  Shall mean any materials including plants and/or seeds, compositions, techniques, devices, methods or inventions relating to or based on the Licensed Rights, developed on the date of this agreement or in the future.

3.      Gross Sales: Shall mean total 5% (Currency – USD or Vietnamese Dong equal to 5%) value(s) based on the License rights.

4.      Confidential Proprietary Information:   Shall mean with respect to any Party all scientific, business or financial information relating to such Party, its subsidiaries or affiliates or their respective businesses, except when such information:

a.           Becomes known to the other Party prior to receipt from such first Party;

b.           Becomes publicly known through sources other than such first Party;

c.           Is lawfully received by such other Party from a party other than the first Party; or

d.           Is approved for release by written authorization from such first Party.

5.      Exclusive License:  Shall mean a license, including the right to sublicense, whereby Licensee’s rights are sole and entire and operate to exclude all others, including Licensor and its affiliates except as otherwise expressly provided herein.

6.      Know-how:  Shall mean any and all technical data, information, materials, trade secrets, technology, formulas, processes, and ideas, including any improvements thereto, in any form in which the foregoing may exist, now owned or co-owned by or exclusively, semi-exclusively or non-exclusively licensed to any party prior to the date of this Agreement or hereafter acquired by any party during the term of this agreement.

7.       Intellectual Property Rights: Shall mean any and all inventions, materials, Know-how, trade secrets, technology, formulas, processes, ideas or other discoveries conceived or reduced to practices, whether patentable or not.

8.       Royalty (ies): Shall mean revenues received in the form of cash and/or equity from holdings from Licensees as a result of licensing and using, selling, making, having made, sublicensing or leasing of Licensed Rights.

ARTICLE II- GRANT OF EXCLUSIVE LICENSE

1.       Licensor hereby grants to Licensee the exclusive (worldwide, option) license with the right to sublicense others, to make, have made, use, sell and lease the Products described in the Licensed Rights.

2.       Licensor retains the right to continue to use Licensed Rights in any way for non-commercial purposes.

ARTICLE III- LICENSE PAYMENTS

1.       Initial payment and royalty rate. For the licensed herein granted:

a.         Licensor shall pay an earned commission of 10 percent (10%) of Licensee’s Gross Sales and to be split fifty percent (50%) an equal amount of commission with the Licensee

2.      Sublicenses. The granting and terms of all sublicenses is entirely at Licensee’s discretion provided that all sublicenses shall be subjected to the terms and conditions of this agreement.

3.       Minimum royalty: Licensee will pay Licensor, when submitting their royalty report a minimum of $150,000 for year 2004 and $300,000 for year 2005.

4.       When a sale is made: A sale of Licensed Rights shall be regarded as being made upon payment for Products made using Licensed Rights.

5.      Payments: All sums payable to Licensee hereunder shall be paid to Licensor in Vietnam and in the currency of Vietnamese Dong or U.S. dollars.

6.       Interest: In the event any royalties are not paid as specified herein, then a compound interest of eighteen percent (18%) shall be due in addition to the royalties accrued for the period of default.

ARTICLE IV - REPORTS, BOOKS AND RECORDS

1.      Reports. Within thirty (30) days after the end of the calendar quarter annual period during which this agreement shall be executed and delivered within thirty (30) days after the end of each following quarter annual period, Licensee shall make a written report to Licensor setting forth the Gross Sales of Licensed Rights sold, leased or used by Licensee and total sublicensing receipts during the quarter annual period. If there are no Gross Sales or sublicensing receipts, a statement to that effect be made by Licensee to Licensor. At the time each report is made, Licensee shall pay to Licensor the royalties or other payments shown by such report to the payable hereunder.

2.      Books and records. Licensee shall keep books and records in such     reasonable detail as will permit the reports provided for in Paragraph 1. hereof to be determined.  Licensee further agrees to permit such books and reports to be inspected and audited by a representative or representatives of Licensor to the extent necessary to verify the reports provided for in paragraph 1. hereof; provided, however, that such representative or representatives shall indicate to Licensor only whether the reports and royalty paid are correct, if not, the reasons why not.

ARTICLE V - MARKING

Licensee agrees to mark or have marked all Products made, used or leased by it or its sublicensees under the Licensed Rights, if and to the extent such markings shall be practical, with such patent markings as shall be desirable or required by applicable patent laws.

ARTICLE VI - DILIGENCE

1.      Licensee shall use its best efforts to bring Licensed Rights to market through a thorough, vigorous and diligent program and to continue active, diligent marketing efforts throughout the life of this agreement.

2.      Licensee shall deliver to Licensor on or before May 1, 2004, a business plan for development of Licensed Rights, which includes number and kind of personnel involved, time budgeted and planned for each phase of development and other items as appropriate for the development of the Licensed Rights. Quarterly reports describing progress toward meeting the objectives of the business plan shall be provided.

3.      Licensee shall permit an in-house inspection of Licensee facilities by Licensor on an annual basis beginning at August 1, 2004 .

4.      Licensee failure to perform in accordance with either paragraph 1, 2 or 3.of this ARTICLE VI shall be grounds for Licensor to terminate this agreement.

ARTICLE VII - IRREVOCABLE JUDGMENT WITH RESPECT TO VALIDITY OF PATENTS

If a judgment or decree shall be entered in any proceeding in which the validity or infringement of any claim of any patent under which the License is granted hereunder shall be in issue, which judgment or decree shall become not further reviewable though the exhaustion of all permissible applications for rehearing or review by a superior tribunal, or through the expiration of the time permitted for such application, (such a judgment or decree being hereinafter referred to as an irrevocable judgment) the construction placed on any such claim by such  irrevocable judgment shall thereafter be followed not only as to such claim, but also as to all claims to which such instruction applies, with respect to acts occurring thereafter and if an irrevocable judgment shall hold any claim invalid, Licensee shall be relived thereafter from including in its reports hereunder that portion of the royalties due under ARTICLE III payable only because of such claim or any broader claim to which such irrevocable judgment shall be applicable, and from the performance of any other acts required by this agreement only because of any such claims.

ARTICLE VIII - TERMINATION OR CONVERSION TO NON-EXCLUSIVE LICENSE

1.      Termination by Licensee.

Option of Licensee:  Licensee may terminate the license granted by this agreement, provided Licensee shall not be in default hereunder, by giving Licensor ninety (90) days notice to its intention to do so. If such notice shall be given, then upon the expiration of such ninety (90) days the termination shall become effective; but such termination shall not operate to relieve Licensee from its obligation to pay royalties or to satisfy any other obligations, accrued hereunder prior to the date of such termination.

2.     Termination by Licensor.

Option of Licensor:  Licensor may, at its option, terminate this agreement by written notice to Licensee in case of:

a.         Default in the payment of any royalties required to be paid by Licensee to Licensor hereunder

b.         Default in the making of any reports required hereunder and such default shall continue for a period of thirty (30) days after Licensor shall have given to Licensee a written notice of such default.

c.         Default in the performance of any other material obligation contained in this agreement on the part of Licensee to be performed and such default shall continue for a period of thirty (30) days after Licensor shall have given to Licensee written notice of such default.

d.         Adjudication that Licensee is bankrupt or insolvent.

e.         The filling by Licensee of a petition of bankruptcy, or a petition or answer seeking reorganization, readjustment or rearrangement of its business or affairs under any law or governmental regulation relating to bankruptcy or insolvency.

f.          The appointment of a receiver of the business or for all or substantially all of the property of Licensee; or the making by Licensee of assignment or an attempted assignment for the benefit of its creditors; or the institution by Licensee of any proceedings for the liquidation or winding up of its business or affairs.

3       Effect of termination.

Termination of this agreement shall not in any way operate to impair or destroy any of Licensee’s or Licensor’s right  or remedies, either at law  or in equity, or to relieve Licensee of any of its obligations to pay royalties or to comply with any other of the obligations hereunder, accrued prior to the effective date of termination.

4.     Effect of delay, etc.

Failure or delay by Licensor to exercise its rights of termination hereunder by reason of any default by Licensee in carrying out any obligation imposed upon it by this agreement shall not operate to prejudice Licensor’s right of termination for any other subsequent default by Licensee.

5.      Option of Licensee to convert to non-exclusive license.

Licensee shall have the right to convert this License at the same royalty rate as for the exclusive Licensee, without right to sublicense and minimum royalties under ARTICLE III, Paragraph 3. shall not be due  thereafter.

6.      Return of Licensed Rights.

Upon termination of this agreement, all of the Licensed Rights shall be returned to Licensor. In the event of termination of the agreement by Licensee or said conversion of the agreement by Licensee, Licensee shall grant to Licensor a non-exclusive, royalty- free License, with right to sublicense, to manufacture, use and sell improvements including all known-how to Licensed Rights made by Licensee during the period of this agreement prior to the termination or conversion, to the extent that such improvements are dominated by or derived from the Licensed Rights.

ARTICLE IX – TERM

Unless previously terminated as hereinbefore provided, the term of this Agreement shall be from and after the date hereof until the expiration of the last to expire of the licensed issued patents or patents to issue under the Licensed Rights under ARTICLE I.  Licensee shall not be required to pay royalties due only by reason of its use, sale, licensing, lease or sublicensing under issued patents licensed by this Agreement that have expired or been held to be invalid by an Irrevocable Judgment, where there are no other of such issued patents valid and unexpired covering the Licensee’s use, sale, licensing, lease or sublicensing; provided, however, that such non-payment of royalties shall not extend to royalty payments already made to Licensor more than six (6) months prior to Licensee’s discovery of expiration or an Irrevocable Judgment.

ARTICLE X - PATENT LITIGATION

1.      Initiation. In the event that Licensor advises Licensee in writing of a substantial infringement of the patents/copyrights included in the Licensed Rights, Licensee may, but is not obligated to, bring suit or suits through attorneys of Licensee’s selection with respect to such infringement. In the event Licensee fails to defend any declaratory judgment action brought against any patent or patents of the Licensed Rights, Licensor on written notice to Licensee may terminate the License as to the particular patent or patents involved in such declaratory judgment action.

2.      Expenses and proceeds of litigation.  Where a suit or suits have been brought by Licensee, Licensee shall maintain the litigation at its own expense and shall keep any judgments and awards arising from these suits expecting that portion of the judgments attributable to royalties from the infringer shall be divided equally between Licensor and Licensee after deducting any and all expenses of such suits; provided, however, Licensor shall not be entitled to receive more under this provision than if the infringer had been licensed by Licensee.

3.      Licensor’s right to sue.  If Licensee shall fail to commence suit on an infringement hereunder within one (1) year after the receipt of Licensor’s written request to do so. Licensor in protection of its reversionary rights shall have the right to bring and prosecute such suits at its cost and expense through attorneys of its selection, in its own name, and all sums received or recovered by Licensor in or by reason of such suits shall be retained by Licensor; provided, however no more than one lawsuit at a time shall commence in any such country.

ARTICLE XI – PATENT FILINGS AND PROSECUTING

1.

Licensee shall pay future costs of the prosecution of the patent applications pending as set forth in ARTICLE I, Paragraph 2. which are reasonably necessary to obtain a patent. Furthermore, Licensee will pay for the costs of filling, prosecuting and maintaining foreign counterpart applications to such pending patent applications, such foreign applications to be filed within ten (10) months prior to filing date of the corresponding country, Vietnam, patent applications.

2.

Licensor shall own improvements by the inventors. License shall pay future costs of preparation, filing, prosecuting and maintenance of patents and applications on patentable improvements made by inventors, however, in the event that Licensee refuses to file patent applications on such patentable improvements in Vietnam and selected foreign countries when requested by Licensor, the rights to such patentable improvements for said countries shall be returned to Licensor.

3.

Preparation and maintenance of patent applications and patents undertaken at Licensee’s cost shall be performed by patent attorneys selected by Licensor; and due diligence and care shall be used in preparing, filing, prosecuting, and maintaining such applications on patentable subject matter. Both parties shall review and approve any and all patent related documents.

4.

Licensee shall have the right to, on thirty (30) days written notice to Licensor, discontinue payment of its share of the prosecution and/or maintenance costs of any of said patent applications. Upon receipt of such written notice, Licensor shall have the right to continue such prosecution and/or maintenance on its own name at its own expense in which event the License shall be automatically terminated as to the subject matter claimed in said patents and/or applications.

5.

Notwithstanding the aforegoing paragraph of this ARTICLE XI, Licensee’s obligations under such paragraphs shall continue only so long as Licensee continues to have an Exclusive License under the Licensed Rights and, in the event of conversion of the License to non-exclusive in accordance with ARTICLE VIII, paragraph 1. (b), after the date of such conversion:

a.

The costs of such thereafter preparation, filing, prosecuting and maintaining of said Licensed patents and patent applications shall be the responsibility of Licensor, provided such payments are at the sole discretion of the Licensor; and

b.

Licensee shall have a non-exclusive License without right to sublicense under those of such patents and applications under which Licensee had an Exclusive License prior to the conversion.

ARTICLE XII - NOTICES, ASSIGNEES

1.       Notices. Notices and payments required hereunder shall be deemed properly given if duly sent by first class mail and addressed to the parties at the addresses set forth above. The parties hereto will keep each other advised of address changes.

2.      Assignees, etc.  This Agreement shall be binding upon and shall inure to the benefit of the assigns of Licensor and upon and to the benefit of the successors of the entire business of Licensor, but neither this agreement nor any of the benefits thereof nor any rights thereunder shall, directly or indirectly, without the prior written consent of Licensor, be assigned, divided, or shared by the Licensor to or with any other party or parties (except a successor of the entire business of the Licensor).

ARTICLE XIII - MISCELLANEOUS

1.

This agreement is executed and delivered in Vietnam and shall be constructed in accordance with the laws of the Government of Vietnam.

2.      No other understanding. This agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges all prior discussions between them.

3.      No representations or warranties regarding patents of third parties. No representations or warranty is made by Licensor that the Licensed Rights manufactured, used, sold or leased under the Exclusive License granted herein is or will be free of claims of infringement of patent rights of any other person or persons. The Licensor warrants that it has title to the Licensed Rights from the inventors.

4.      Indemnity.   Licensee shall indemnify, hold harmless, and defend Licensor and its trustees, officers, employees and agents against any and all allegations and actions for death, illness, personal injury, property damage, and improper business practices arising out of the use of the Licensed Rights.

5.

Insurance. During the term of this agreement, Licensee may, maintain the following insurance coverage:

a.

Commercial general liability with a limit of no less than one million dollars ($1,000,000, option) each occurrence. Such insurance shall be written on a standard ISO occurrence form or substitute form providing equivalent coverage.

b.

Professional liability of no less than one million dollars ($1,000,000, option) each occurrence.

c.

Worker’s compensation consistent with statutory requirements. Certificates of insurance shall be provided to Licensor upon request and shall include the provision for 30-day notification to the certificate holder of any cancellation or material alteration in the coverage.

6.      Advertising.  Licensee agrees that Licensee may not use in any way the name of Licensor    or any logotypes or symbols associated with Licensor or the names of any researchers without the express written permission of Licensor.

7.      Confidentiality. The parties agree to maintain discussions and proprietary information revealed pursuant to this agreement in confidence, to disclose them only to persons within their respective organizations having a need to know, and to furnish assurances to the other party that such persons understand this duty on confidentiality.

8.      Disclaimer of Warranty.  Licensed Rights is experimental in nature and it is provided WITHOUT WARRANTY OR REPRESENTATIONS OF ANY SORT, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OF NON-INFRINGEMENT. Licensor makes no representations and provides no warranty that the use of the Licensed Rights will not infringe any patent or proprietary rights of third parties.

In witness whereof, the parties hereto have caused this agreement to be executed by their duly authorized representatives.

The effective date of this agreement is February 10, 2004.

Licensor ____________________________

Name: ______________________________

Title: _______________________________

Licensee ___________________________

Name:______________________________

Title: _______________________________

EXHIBIT 10.3

Dated, February 8th 2005

To:

Business.com.VN

Quang Trung Software City,

Hall 5, Dist. 12,

Ho Chi Mihn City, Vietnam

Re: Extension between WorldTradeShow.com, Inc. and Business.com.vn

Attention:  Mr. Bui Nghi, Director

Dear Mr. Bui Nghi,

Business.com.vn and WorldTradeShow.com, Inc. hereby agree to the following extension:

From February 10th 2005 to February 10th 2007

Business.com.vn accepts these terms in consideration of its being granted the privilege to elect to receive a promissory note and/or WorldTradeShow.com, Inc. stock upon the Form 10 going effective from the SEC.  The total amounts of either are to be established at the time of Business.com.vn election as described above.

____________________________

___________________________

Mr. Bui Nghi

Sheldon Silverman

Director

CEO

Business.com.vn

WorldTradeShow.com, Inc.

EXHIBIT 10.4

INTERNET SOFTWARE

LICENSE AGREEMENT

This Agreement is dated this      14th    day of     January   , 2003 and is made between

WORLDTRADESHOW.COM, INC.  (Licensee)

3665 RUFFIN ROAD, SUITE 225

SAN DIEGO, CA 92123

and

HI-TEK, INC. (Licensor)

3665 RUFFIN ROAD, SUITE 115

SAN DIEGO, CA 92123

Version HI-TEKRES 1.1

License:  Hi-Tek, Inc. (Licensor) grants WorldTradeShow.com, Inc. (Licensee) a restricted three (3) years license for a fee of $275,000 USD or 27.5 Million shares of its stocks at $0.01/share (as of January 14, 2003) to use the HI-TEK RES Online Internet Hotel Room Booking Engine v. 1.1 (the “Software”) on its website as specified in the terms of this agreement.

The Software was designed and developed by Licensor to facilitate the process of customers worldwide to make real time online room reservations for various hotels directly on the WorldTradeShow.com website. The e-commerce software contains a highly sophisticated proprietary program coded especially by Licensor using the latest in JSP technology.

3665 Ruffin Road, Suite 115   San Diego, CA  92123   Tel:  (858) 571-8431   Fax:  (858) 571-8497   Internet:  HI-TEK.com

Licensee is permitted to:

1.  Use the Software only on its WorldTradeShow.com website.

Transfer:  Licensor permits Licensee the opportunity to transfer ownership of this license to another party, if the receiving party agrees to the terms of this agreement and Licensee retains no copies of the Software and accompanying documentation. Transfer of the license terminates Licensee’s rights to use the Software.

Updates:  Licensor will notify Licensee of updates to the Software when available.  Licensee will have opportunity to purchase updates as desired.

Restrictions:  The Licensee is not permitted to:

1.  Sublicense the Software.

2.  Copy for multiple back up, reverse engineer, decompile, or disassemble the Software.

3.  Rent, lease, loan or sell this Software such any time.

4.  Remove the copyright notice from the Software.

Ownership and Copyright of Software:  The Software is owned by Licensor and is copyrighted and is protected by United States copyright laws and international treaty provisions.  Licensee agrees to prevent any unauthorized copying of the Software.  The content within the website is the property of the Licensee.

Warranty:  Licensor warrants that the e-commerce Software is free from defects and functions properly under normal use for a period of thirty (30) days from date of delivery.  If the Software is found defective, Licensor will fix and replace the Software without charge.  This warranty is void if the defect has resulted from accident, abuse, or misapplication.

Disclaimer:  Except as provided above, the Software is provided “AS IS” without warranty of any kind.

Limitation of Liability:  The above warranties are the only warranties of any kind, either expressed or implied, including warranties of merchant-ability or fitness for any particular purpose.  Neither Licensor nor its vendors shall be liable for any loss of profits, loss of use, interruption of business, nor for indirect, special, incidental, or consequential damages of any kind whether under this agreement or otherwise.

Audit:  Licensor reserves the right to conduct or have conducted audits to verify your compliance with this agreement.

Termination of this License:  Licensor may terminate this license at anytime Licensee is in breach of any of its terms or conditions (including any payments due which is not paid in full to Licensor).  Upon termination, Licensee will have to de-activate the Software and return all copies of the Software on media to Licensor along with any archival copies that were made; and non-refundable shall be made of any kind.

Total License Fee:  The Software license fee for using this product until January 14, 2006 is $275,000 USD or 27.5 Million shares.

Applicable Laws:   This agreement is governed by the laws of the state of California and the United States, including patent and copyright laws.  Any claim arising out of this agreement, the prevailing party shall be entitled to reasonable attorney’s fees, and costs.  This provision shall be construed as applicable to the entire agreement.  And the claim will be brought, in San Diego County, California, U.S.A.

-------------------------------------------------------------------------------------------------

WorldTradeShow.com, Inc.

Date

-------------------------------------------------------------------------------------------------

HI-TEK, Inc.

Date

EXHIBIT 10.5

MEMORANDUM OF UNDERSTANDING (MOU)

This MOU is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   Nacional Editora, S.A de C.V. (Grupo Campestre)

   Centro Comercial Viva Tijuana Local 1809 Zona Rio, Tijuana, B.C.  C.P. 22320

   Tel: (52664) 682-8861, Fax: (52664) 682-8872

As dated November 10th, 2003, the two parties have agreed to work cooperatively as strategic partners in marketing the popular MASXIMA Discount Card to Mexican businesses and consumers throughout Baja California and Mexico via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 20% in recurring revenue.

Mexico with a population over 125 million people has a very progressive and expansive growing economy of the Latin American countries. The use of Internet and wireless telecommunication technologies is becoming more popular as there are over 23 million users. In addition, the expanding travel/tourism and import/export businesses have required these enterprises to beginning marketing using the Internet in order to compete with other the countries. Consumers are making purchases online for products and services. WorldTradeShow.com, Inc. and Grupo Campestre recognize the importance of forming this partnership to brand and capture a portion of the $6 billion USD consumers and trades spending in Baja California and interior Mexico via online business tradeshows marketing.

Party A:

WTSW will establish a “WorldTradeShow Mexico” e-commerce website, which presents all related Mexican businesses in travel/tourism and export/import that offer worldwide consumers the MASXIMA Discount Card to make purchases online or offline for goods and services. Users are able to obtain the Card on this site, along with the ability to transact a purchase securely. Also, the WorldTradeShow Mexico site offers advertising and sponsorship to all participating businesses. WTSW desires to receive revenue sharing partnership with Grupo Campestre through this online advertising and marketing services to its worldwide customers.

Party B:

Grupo Campestre is developing an online MASXIMA Discount Card website to promote, market and distribute  products and services for Mexican companies.  MASXIMA Card is the most recognized retail discount card serving over 8 million Mexican consumers throughout Baja California and interior Mexico. The Discount Card offers customers up to 70% savings from over 500 participating businesses, ranging from hotels, restaurants, rent-a-car agencies, department stores, gift stores and numerous other retailers serving majority of the Mexican travel/tourism market. The Company recognizes WTSW’s online marketing expertise and presence to reach more consumers worldwide. Grupo Campestre desires to have a revenue sharing partnership with WTSW.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Demitrio Carrasco, Director (Party B)

CEO                                                                                        Partner

EXHIBIT 10.6

MARKETING & PRODUCTION SERVICES

RETAINER AGREEMENT

This Retainer Agreement is entered into as of January 6, 2005 (the “Effective Date”) by HI-TEK, Inc. and between the undersigned, hereinafter referred to as the “Consultant”, and WorldTradeShow.com, Inc., a Nevada Corporation (hereinafter referred to as the “Client”).

WHEREAS, the Client is the operator of the business located in San Diego, California and desires to hire Consultant to assist the Client with its business and operational needs; and

WHEREAS, the Consultant desires to be hired by the Client in such capacity and agrees to be bound by the terms and conditions set forth in this Agreement; and

WHEREAS, the Consultant understands the need to conduct its business activities according to the highest principles and ethical standards in dealings with the Client’s customers, other Contractors, and the Client itself; and

WHEREAS, the Consultant understands and agrees that he will be entrusted by the Client and its clients with confidential information and materials pertaining to the Client’s business, including but not limited to Client products, business practices and procedures, future business plans for product development, customer lists and customer prospect materials, customer service records, together with marketing procedures, all of which were developed by the Client; and

WHEREAS, it is mutually recognized that the Client has a legitimate business interest in protecting its name, goodwill, existing client relationships and confidential business information and trade secrets;

NOW THEREFORE, in consideration of the foregoing and the mutual promises, agreements and covenants herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

1.

Contract. The Client hires and, the Consultant accept this Agreement, commencing on the Effective Date.

2.

Term and Duties.  The term of this Agreement shall be for one year (Jan. 6, 2005 – Jan. 5, 2006) as mutually agreed between Consultant and the Client.  Consultant shall be responsible for the hiring of the specialists it deems necessary to complete the assigned responsibility.  Client shall be responsible for the payment of all specialists’ compensation, hired by Consultant.

3.

Compensation.  The Client shall pay to the Consultant, as compensation for services rendered by the Consultant, the fees as outlined in the attached Marketing & Production Services Agreement (Appendix “A”).   Interest at the rate of 10%, will be charged by Consultant, on all unpaid invoices.  All other terms and conditions covered by this contract remains the same.

4.

Termination of Employment.  The employment of the Consultant by the Client shall continue for a period of one year or until terminated by either party as provided herein or by mutual consent.

5.

Confidentiality and Ownership of Proprietary Information.  The Consultant acknowledges and agrees that any and all Client products, information, data, documents, materials, methodologies, ideas, concepts, techniques, know-how, plans, designs, programs, systems, or processes of any and every kind, nature, or description, or whatever which it may learn, create, receive, use, become aware of or work with while employed by the Client including but not limited to business practices and procedures, product development, customer lists, and customer prospect materials, customer service records, (hereinafter referred to collectively and with respect to each constituent item, portion, part, or element thereof as the “Information”) are owned by, proprietary to and constitute the trade secrets of the Client.  The Consultant further agrees, covenants, represents, and warrants that it will treat the Information as strictly confidential and will never disclose such Information to anyone without the Client’s prior written permission and consent.

The Consultant further agrees, covenants, represents, and warrants that it will use the    Information only in furtherance of the Client’s business and interests, and that it will make no use of such Information in any other present or future activities, employment or business ventures, regardless of whether such activities or ventures are intended to or actually generate revenues or financial benefits to the Consultant or any other person.  In the event the employment relationship terminates, for any or whatever reason, the Consultant further agrees that, before its departures from the Client, it will return any and all Client products, equipment, and Information that it may have in its possession.

1.

Agreed Remedies.

In the event the Consultant violates any of the terms and provisions set forth above in Paragraph Five and continues to violate any such provisions after the Client has notified it to cease and desist from such violations, the Consultant understands and expressly agrees that the Client may, at its sole option, elect to enforce any or all of the following remedies:

(A) The Consultant consents to the entry of an injunction without contest if sought by the Client to restrain Consultant form any further such violations;

(B) If the Consultant violates the provisions of Paragraph 5, the Consultant agrees to pay the Client, as liquidated damages, an amount equal to 100% of the revenues Consultant receives from using the information.

2.

Expenses.

Consultant shall be entitled to reimbursement of all expenses reasonably incurred on behalf of the Client.

3.

Arbitration.

Any and all disputes, with exception of any application for provisional relief, shall be resolved by binding arbitration before the American Arbitration Association of San Diego, California.  The prevailing party shall be entitled to an award of its costs and expenses, including reasonable attorneys’ fees, connected with enforcing any rights, whether based in contract, tort, or both or any of the provisions of this Agreement.

These rights and remedies are cumulative and not exclusive of any rights or remedies which the Client may have in law or equity, and the exercise of any one such right or remedy shall not preclude or waive the exercise of any other such right or remedy.

4.

Entire Agreement and Survival Obligations.

The parties hereby acknowledge, agree, and represent, each to the other, that this Agreement constitutes the full, final, complete, and entire understanding and agreement between them, that before executing this Agreement the Consultant has read it, has been fully informed of its contents, meaning and legal effect, is entering into and executing it without coercion or duress and of his own free act and deed, and that its terms are contractual and not a mere recital.

All representatives, covenants, and warranties contained herein shall survive the execution hereof and the payment and receipt of the consideration hereunder.  Furthermore, the Consultant obligations regarding Client Information of this Agreement shall survive the termination of his relationship or employment by the Client for any reason.

5.

Severability.

If any clause, term, condition, or provision of this Agreement is determined by a court of competent jurisdiction to be void, voidable, illegal, or unenforceable, such clause, term, condition, or provision shall be severed from the rest and remainder of the provisions set forth in this Agreement, and the unaffected provisions of this Agreement shall remain in full force and effect as though the invalid portion or provision had never been written herein.

6.

Governing Law.

The parties hereby agree that this instrument is to be construed and interpreted in accordance with the laws of the state of California.

IN WITNESS WHEREOF, we have hereunto executed this Agreement as of the date and year first above written.

“CONSULTANT”

“CLIENT”

HI-TEK, Inc.

WorldTradeShow.com, Inc.

A California Corporation

A Nevada Corporation

__________________________

____

______________________________

Lee Johnson, President & CTO

Sheldon Silverman, CEO

EXHIBIT 10.8

LETTER OF INTENT TO PROMOTE AND MARKET MYBAJAGUIDE.COM PORTAL

This LOI is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   Soluciones Global de Internet, S.A de C.V. (Grupo SGI)

   Agua Caliente Local 5861, Tijuana, B.C.  C.P. 22320

   Tel/Fax: (52664) 609-8175

As dated February 1st 2005, the two parties have agreed to work cooperatively as strategic partners in promoting and marketing MyBajaGuide.com, the ultimate travel/tourism portal to Baja California, Mexico, to worldwide customers, seeking information for travel, to do business or investing in Baja California, via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 20% in recurring revenue.

Mexico with a population over 130 million people has a very progressive and expansive growing economy of the Latin American countries. Baja California, Mexico geographically borders with the state of California and Arizona; a peninsula with over 780 miles of beach hugging the Pacific Ocean and the Gulf of California. Each year, over 46 million worldwide visitors travel by land and sea to enjoy the beauty of this Northern Mexico peninsula. The Baja California travel and tourism industry generated over $3 billion U.S. dollars in 2004, growing at 7% annually.

The use of Internet and wireless telecommunication technologies is becoming more popular as there are over 30 million users. In addition, the expanding travel/tourism and import/export businesses have required these enterprises to beginning marketing using the Internet in order to compete with other the countries. WorldTradeShow.com, Inc. and Grupo SGI recognize the importance of forming this partnership to brand, promote and capture a portion of the $6 billion USD consumers and trades spending in Baja California and interior Mexico via online business tradeshows marketing and offline promotions.

Party A:

WTSW will establish a “WorldTradeShow MyBajaGuide.com Link Advertising Plan” to assist Grupo SGI to market its MyBajaGuide.com e-commerce website, which presents all related Baja California businesses in travel/tourism, real estate,  investment and export/import that offer worldwide consumers the ability to seek valuable, accurate, updated information to make purchases online or offline for goods and services. Also, the site offers advertising and sponsorship to all participating businesses. WTSW desires to receive revenue sharing partnership with Grupo SGI through this online advertising and marketing services to its worldwide customers.

Party B:

Grupo SGI is developing an premiere online MyBajaGuide.com website to promote, market and distribute  products and services for Baja Californian companies in the travel, real estate, trade and investment industries.  The site will be the most reliable online source to service over 46 million Mexican consumers throughout Baja California and interior Mexico. It will be the most comprehensive Travel/Tourism website, featuring over 700 hotels, resorts, restaurants, attractions and leisure recreational facilities for Baja California, Mexico. The Company recognizes WTSW’s online marketing expertise and presence to reach more consumers worldwide. Grupo SGI desires to have a revenue sharing partnership with WTSW.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Eduardo Villela, (Party B)

CEO                                                                                        Director

EXHIBIT 10.9

MEMORANDUM OF UNDERSTANDING TO PRODUCE AND MANAGE MYTIJUANAHOTELS.COM WEBSITE (MOU)

This MOU is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   The Mexican Associations of Hotels and Motels for Tijuana, Mexico (AHMA-TJ)

  Calle 7ª. Nov 1937, Entre Revolución y Constitución, Tijuana, B.C., Mexico

   Tel: (664) 685-6320, Fax: (664) 685-4016

As dated May 24th, 2004, the two parties have agreed to work cooperatively as strategic partners in producing and  marketing the official Mexican Associations of Hotels and Motels for Tijuana , Baja California , Mexico website (www.MyTijuanaHotels.com) to worldwide travelers via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 5% in recurring revenue from gross online hotel room booking sales and up to 50% from online advertisements sales.

Tijuana, Baja California, with a population of about 3 million people, is one of the most frequently visited destinations in Mexico. Over 42 million people cross the U.S. and Mexican border each year to do business and tour this well-known cosmopolitan city. Most worldwide consumers are using the Internet to make online room reservations. WorldTradeShow.com, Inc. and AHMA-TJ recognize the importance of forming this partnership to capture a portion of the $6 billion USD consumers and trades spending in Baja California and interior Mexico via online business tradeshows marketing and offline promotions to increase hotel sales.

Party A:

WTSW will design and produce a “MyTijuanaHotels.com” e-commerce website, which presents all Tijuana’s top 130 hotels to offer worldwide consumers the choice to make reservations via online secure transactions. Also, the official Tijuana Hotels site offers advertising and sponsorship to all participating hotel members. WTSW desires to receive revenue from hotel reservations sales from this site and through online advertisements.

Party B:

The Mexican Associations of Hotels and Motels for Tijuana, Baja California, Mexico has over 130 hotels and motels listed in its membership. AHMA-TJ offer services the business and leisure travelers worldwide. The Associations will assist WorldTradeShow.com to develop the official site. The e-commerce portal will be in English and Spanish, containing a directory of all the Associations' hotels and motels. Visitors and travelers globally will be able to reserve rooms directly online from this website.. The Company recognizes WTSW’s online marketing expertise and presence to reach more travelers worldwide. AHMA-TJ desires to have a revenue sharing partnership with WTSW as mentioned above.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Fortino Cabrera (Party B)

CEO                                                                                        President of the Associations

EXHIBIT 10.10

dotVN and WorldTradeShow.com, Inc.

MARKETING & SALES COMMISSION AGREEMENT

This Marketing & Sales Agreement is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   HI-TEK.COM.VN, Inc.

  618/B3-B4 Xo Viet Nghe Tinh, P.25, Q. Bình Thanh, Ho Chi Minh City, Vietnam

   Tel/Fax: 84-8.898-4324

As dated May 27th, 2003, the two parties have agreed to work cooperatively as strategic partners in producing and  marketing the official Vietnamese (.VN) domain name registration website (www.Dot.VN) to worldwide customers and business enterprises via the Internet portal of WorldTradeShow.com. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 15% in new domain names registrations sales and up to 50% from online advertisements sales on its portal.

Many global companies are doing business in Vietnam and many more want to participate. As Vietnam continues to grow economically; currently listed as the fastest growing economy in the world at 7.9% GDP, these businesses are positioning to take advantage of the expansion. They will have to acquire their Vietnamese Internet identity to brand their names, services and protect their trademarks. In addition, over 30,000 Vietnamese companies and its 80 million citizens will have the opportunity to register their choice of domain names, too. As of today, the .VN domain names became un-restricted for worldwide registration. It costs $100 USD to register the .VN domain name per year. WorldTradeshow.com, Inc. is working closely with HI-TEK.COM.VN, Inc. to market and distribute these domains on its business web portal.

Party A:

WTSW will design and produce a strategic marketing and sales plan to promote the dotVN domain names to worldwide customers on its “WorldTradeShow.com” e-commerce website, which offers potential consumers and businesses worldwide to register .VN domain names via online secure transactions. Also, the site offers advertising and sponsorship to related Internet Service Providers (ISPs). WTSW desires to receive revenue from domain registration sales from this site and through online advertisements.

Party B:

HI-TEK.COM.VN, Inc. manages the official .VN domain name registration site for Vietnam. The Company will assist WorldTradeshow.com in providing the necessary support to link the www.Dot.VN site to its portal for promotions, marketing and online sales. The Company recognizes WTSW’s online marketing expertise and presence to reach potential customers and businesses worldwide whom may need to register .VN domain names. HI-TEK.COM.VN desires to have a revenue sharing partnership with WTSW as mentioned above.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Vuong Trung (Party B)

CEO                                                                                        Vice President of HI-TEK.COM.VN

EXHIBIT 10.11

MEMORANDUM OF UNDERSTANDING TO

MARKET VTIC’S WEBSITES (MOU)

This Marketing MOU is signed by:

Party A:   WorldTradeShow.com, Inc. (WTSW)

   3665 Ruffin Road, Suite 225, San Diego, California, U.S.A.

   Tel: (858) 292-9637, Fax: (858) 292-9641

Party B:   HI-TEK.COM.VN, Inc.

  618/B3-B4 Xo Viet Nghe Tinh, P.25, Q. Bình Thanh, Ho Chi Minh City, Vietnam

   Tel/Fax: 84-8.898-4324

As dated November 4th, 2003, the two parties have agreed to work cooperatively as strategic partners in producing and marketing the official Vietnam Trade Information Center (VTIC) website, the Vietnamese government agency responsible for managing and promoting Vietnam’s Import/Export businesses and associations, www.ASEMConnectVietnam.gov.vn, and www.VINANET.com.VN, and to produce and market a virtual export tradeshow for Vietnam. In return, the parties desire to have a revenue sharing partnership, whereby WTSW may retain up to 30% of online advertisements sales on its portal.

Since the Bi-Lateral Trade Agreement was signed in 2001 with the United States, Vietnam’s economy in various sectors continue to grow dramatically, especially the Import/Export and Travel/Tourism and Internet industries. WorldTradeshow.com has the ability to assist in developing and producing this exclusive online VTIC tradeshow to promote over 8,000 Vietnam’s Exporting enterprises and businesses. The Virtual WorldTradeShow Fair would run continuously on the WorldTradeshow.com’s e-commerce website for importers/exporters and consumers worldwide to access the Vietnamese directory of exporters listing their products and services information, at the same offer them the ability to communicate and transact with the businesses directly online.

Party A:

WTSW will design and produce a strategic marketing, sales plan and eventually a virtual tradeshow site to promote VTIC’s 8,000 members to worldwide customers on its “WorldTradeShow.com” e-commerce website, which offers potential consumers and businesses worldwide to Vietnam’s top businesses and manufacturers and even make purchases via online secure transactions. Also, the site offers advertising and sponsorship to all members. WTSW desires to receive revenue from online sales from this site and through sponsorship advertisements.

Party B:

HI-TEK.COM.VN, Inc. received the contract to work with VTIC to produce an online tradeshow promoting its members. The Company will assist WorldTradeshow.com in providing the necessary support to market and promote VTIC’s official websites (see above). HI-TEK.COM.VN desires to have a revenue sharing partnership with WTSW for all sales received from this venture as mentioned above.

_______________________________                                  ___________________________________

Mr. Sheldon Silverman (Party A)                                           Mr. Vuong Van Trung (Party B)

CEO                                                                        Vice President of HI-TEK.COM.VN

#